This confidential draft submission is being submitted confidentially to the U.S. Securities and Exchange Commission on August 10, 2020 and is not being filed under the Securities Act of 1933

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Siyata Mobile Inc.

(Exact Name of Registrant as Specified in its Charter)

British Columbia	4812	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Marc Seelenfreund

1001 Lenoir St Suite A-414

Montreal, QC H4C 2Z6

514-500-1181

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Siyata Mobile Inc.

1001 Lenoir St Suite A-414

Montreal, QC H4C 2Z6

514-500-1181

Copies to:

Joseph Lucosky

Lucosky Brookman LLP

101 Wood Avenue South

Woodbridge, New Jersey 08830

(732) 395-4400

Mitchell Nussbaum, Esq.

Angela Dowd, Esq.

Loeb & Loeb LLP

345 Park Ave.

New York, NY 10154

(212) 407-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Security being registered	Number of securities being Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Units, each consisting of one Common Share, no par value per share, and one Warrants to purchase Common Shares(1)		$	$	$
Common Shares included as part of the Units (7)
Warrants to purchase Common Shares included as part of the Units (2)
Common Shares issuable upon exercise of the Warrants (3)(4)(7)
Representatives Warrants (5)
Common Shares issuable upon exercise of Representative’s Warrants (6)(7)
Total			$	$

(1)	Includes Common Shares to cover the exercise of the over-allotment option granted to the underwriter.

(2)	In accordance with Rule 457(i) under the Securities Act, because the Common Shares underlying the Warrants are registered hereby, no separate registration fee is required with respect to the Warrants registered hereby

(3)	The warrants are exercisable at a per share price of % of the price per Unit in this offering.

(4)	Includes common shares which may be issued upon exercise of additional warrants which may be issued upon exercise of the over-allotment option granted to the underwriter.

(5)	No additional registration fee is payable pursuant to Rule 457(g) under the Securities Act.

(6)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants are exercisable at a per share exercise price equal to 110% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Representative’s warrants is              , which is equal to 110% of $              .

(7)

Pursuant to Rule 416 of the Securities Act, the securities being registered hereunder include such additional securities as may be issued after the date hereof as a result of share splits, share dividends or similar transactions.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED

PRELIMINARY PROSPECTUS

Siyata Mobile Inc.

Units

Each Unit Consisting of

One Share of Common Shares and

One Warrant to Purchase Common Shares

This is the initial public offering in the United States of ___________ units (the “Units”) of Siyata Mobile Inc., a British Columbia corporation. Each Unit consists of one common share, no par value, which we refer to as the “Common Shares”, and one warrant (the “Warrant”) to purchase Common Shares at an exercise price of $ per share (with an exercise price no less than 100% of the price of each Unit sold in this offering). The Units have no stand-alone rights and will not be certified or issued as stand-alone securities. The Common Shares and Warrants are immediately separable and will be issued separately in this offering. Each warrant offered hereby is immediately exercisable on the date of issuance and will expire five years from the date of issuance.

Our Common Shares are currently trading on the TSX Venture Exchange (the “TSXV”) under the symbol “SIM”, the OTCQX under the symbol “SYATF,” and the Frankfurt Stock Exchange (the “FRA”) under the symbol “WK3D”. We currently expect the initial public offering price to be between        and         per Unit.

We have applied to list our Common Shares and Warrants on the Nasdaq Capital Market under the symbols “SYAT” and “SYATW”, respectively. There can be no assurance that we will be successful in listing our Common Shares and Warrants on the Nasdaq Capital Market.

Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying our securities.

We are an “emerging growth company” as defined under the federal securities laws and may elect to comply with reduced public company reporting requirements. Please read “Implications of Our Being an Emerging Growth Company” beginning on page 4 of this prospectus for more information.

	Per Unit(3)	Total
Offering price	$	$
Underwriter’s discounts and commissions(1)	$	$
Proceeds to our company before expenses (2)	$	$

(1)	We have also agreed to issue warrants to purchase common shares to the representative of the underwriters and to reimburse the representative of the underwriters for certain expenses. See “Underwriting” for additional information regarding total underwriter compensation.

(2)

The amount of offering proceeds to us presented in this table does not give effect to any exercise of the: (i) over-allotment option (if any) we have granted to the representative of the underwriters as described below and (ii) warrants being issued to the representative of the underwriters in this offering.

(3)	The public offering price and underwriting discount in respect of the Units corresponds to (i) a public offering price per share of common shares of $ and (ii) a public offering price per warrant of $ . Each Unit consists of one common share and one warrant to purchase common shares.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted a 45-day option to the representative of the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional Common Shares and/or up to an additional _____-_warrants at a price from us at the public offering price per share of Common Shares and per Warrant, respectively, less, in each case, the underwriting discounts payable by us, solely to cover over-allotments, if any.

The underwriters expect to deliver the securities against payment in New York, New York on or about               , 2020.

Sole Book-Running Manager

Maxim Group LLC

i

Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, all references in this prospectus to “Siyata,” the “Company,” “we,” “our,” “us” or similar terms refer to Siyata Mobile Inc. and its subsidiaries.

No action is being taken in any jurisdiction outside the U.S. to permit a public offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions about this offering and the distribution of this prospectus applicable to those jurisdictions.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

ii

PRESENTATION OF FINANCIAL INFORMATION

The financial information contained in this prospectus derives from our audited consolidated financial statements as of December 31, 2018 and 2019. These financial statements and related notes included elsewhere in this prospectus are collectively referred to as our audited consolidated financial statements herein and throughout this prospectus. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our fiscal year ends on December 31 of each year, so all references to a particular fiscal year are to the applicable year ended December 31. Following the completion of this offering, we will be required to file annual reports on Form 20-F with the Securities and Exchange Commission, or the SEC, under United States Securities Exchange Act of 1934, as amended, or the Exchange Act, and although not required under the Exchange Act, we expect to publish unaudited condensed consolidated interim financial statements on a quarterly basis.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our securities, discussed under “Risk Factors,” before deciding whether to buy our securities.

Overview

Siyata Mobile Inc. (the “Company,” “Siyata,” “Siyata Mobile,” “we,” “us,” or “our”) is a global developer of a vehicle mounted, cellular based communications platform over advanced 4G mobile networks under the Uniden® Cellular and Siyata brands. Siyata commercial vehicle devices are specifically designed for professional vehicles such as trucks, vans, buses, emergency service vehicles, government cars and more. Our innovative platform is designed to facilitate replacement of the current in vehicle, multi-device status quo with a single device (the flagship Uniden® UV350 4G device) that incorporates voice, Push-to-Talk over Cellular (“PoC”), data fleet management solutions and more. The UV350 also supports Band 14, a nationwide, high-quality cellular spectrum set aside by the US government for FirstNet compatibility which is the U.S. First Responders 4G LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

Our customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the United States, Canada, Europe, Australia and the Middle East.

We have integrated our flagship 4G UV350 commercial vehicle smartphone device with several leading cellular carriers and their distributors, including Bell Mobility in Q4 2018, AT&T and their first responder cellular network FirstNet in Q2 2019, Rogers Wireless in Q4 2019 and with Verizon Wireless in Q4 2019. These are significant milestones for us following our seven years of experience developing in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

With an estimated 17 million commercial vehicles as well as 3.5 million first responder vehicles, we view the U.S market as our largest opportunity with, according to the U.S. Department of Transportation, an estimated total addressable market of over $17 billion. The Tier 1 cellular carriers that we work with have expressed interest in marketing and selling the UV350 as it would allow for new SIM card activations in commercial vehicles and increased average revenue per user from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle smartphone.

We have launched the CP250 tablet/DVR connected vehicle 4G device, which is built for cellular voice calls, PoC, data, and navigation with a built-in DVR camera, available exclusively for markets outside North America. This device was designed to be installed on the dash or mounted on a windshield, specifically for lighter commercial vehicles such as taxis, vans and delivery trucks. The 5” wide screen display tablet-based design ensures better communication capabilities for professional drivers. Sales of this product are focused primarily in the Middle East, EU and Australia.

In addition to our connected vehicle product portfolio, we develop, manufacture, market, and sell 4G/LTE PoC rugged smartphone devices for industrial users. These rugged B2B (business to business) environments include first responders, construction workers, security guards, government agencies and various mobile workers in multiple industries. This product portfolio compliments our connected vehicle devices as it is targeted at similar enterprise customers.

We also manufacture, market, and sell Uniden® cellular signal boosters and accessories for homes, buildings, manufacturing facilities and vehicles with poor cell coverage across Canada and the United States. The vehicle vertical in this portfolio complements the UV350 commercial vehicle smartphone as we begin to generate sales of the UV350 bundled with the Uniden® vehicle boosters, providing stronger cellular coverage inside commercial vehicles.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Our innovative technology and integration approach with minimal known competition.

●	Our reputation and recognition achieved from our previous success in this space.

●	Our experienced management team.
●	Our relationships and device approvals with leading North American wireless networks.

Growth Strategies

We intend to further grow our business by pursuing the following strategies:

●	Ramp up sales with our North American and global cellular carrier partners.

●	Entering new customer bases and markets.

●	Implementing effective resources management to improve operational efficiency and boost core competency.
●	Designing new products and improving our existing products for our current and future customer base.

Our Challenges

We face challenges, risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to our ability to:

●	Grow our market share in the United States which is a new, large scale market for us.

●	Navigate in the fast-changing regulatory environment.

●	Maintain and improve our relationship with leading cellular carriers and business partners.

●	Recruit and retain qualified personnel.

●	Manage our growth effectively and efficiently.

●	Enhance our product lines in a cost-effective manner.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Risk Factors Summary

Investing in our securities involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

●	our reliance on our channel partners to generate a substantial majority of our revenues;

●	our materially dependence on the adoption of our solutions by both the industrial enterprise and public sector markets;

●	our participation in a competitive industry;

●	risks relating to defects that may be found in our products;

●	our ability to manage our growth effectively;

●	our dependence on third-party suppliers for key components of our products;

●	our dependence on the continued services and performance of a concentrated group of senior management and other key personnel;

●	our ability to sell our solutions into new markets;

●	risks related to the Novel Coronavirus; and

●	risks related to the wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulation that we are subject to.

Recent Developments

●	The Company has experienced an increase of sales of its cellular boosters as more people are working remotely as a result of the COVID-19 pandemic but its overall sales during the pandemic have remained similar to its sales in 2019 during this time period with a shift towards increased sales in North America in the first responder market. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. The Company plans to address any going concerns from the pandemic by continuing to increase its sales in North America which is a substantial larger market than the Company has sold in the past. In addition, its cellular distribution business shall remain strong during this time since more individuals will continue to work from home. The Company also expect that the proceeds from this offering will allow to cover any shortfall that the Company may incur until the pandemic is no longer a worldwide issue. In addition, the Company believes that its cellular booster business remains strong during the COVID-19 pandemic as more individuals continue to work from home, requiring improved cellular reception.

●	Subsequent to the year end, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc., a reporting insider. Accel subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of CDN$1,000 per Convertible Debenture for aggregate gross proceeds of approximately USD$1,000,000 (the “Convertible Debenture Offering”). Each Convertible Debenture is convertible, at the option of the holder, into 3,333 common shares in the capital of the Company at a price of CDN$0.30 per Common Share, subject to adjustment in certain events and are redeemable at 101% of the face value at any time after the closing date. Accel also received 1,330,000 non-transferrable common share purchase warrants (each, a "Debenture Warrant"). Each Debenture Warrant entitles the holder to acquire one Common Share (each, a "Debenture Warrant Share") at an exercise price of CDN$0.30 per Debenture Warrant Share for a period of twelve (12) months after the date of issue.

●	The Company entered into an agreement with an existing arm’s-length debenture holder to amend the terms of its outstanding convertible debentures due June 28, 2020 on equivalent terms as the Convertible Debentures Offering in the amount of CDN$250,000. No finders’ fees were paid in conjunction with the Convertible Debenture Offering.

●	On August 4, 2020, the Company completed a non-brokered private placement raising aggregate gross proceeds of $2,150,000 through the issuance of 21,500,000 units (the “August 2020 Units”) at a price of $0.10 per August 2020 Unit. Each August 2020 Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant (each, a “August 2020 Warrant”). Each whole August 2020 Warrant is exercisable at a price of $0.18 for a period of two years. The Company paid a cash commission of $24,681.60 and issued 246,816 agent options on the same terms as the August 2020 Warrants to certain finders (collectively, the “August 2020 Financing”).

Going Concern

Management’s assessment is to included a “going concern” explanatory paragraph in our report on our consolidated financial statements for the fiscal year ended December 31, 2019, expressing substantial doubt that we can continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Corporate Information

Our principal executive offices and headquarters are located at 1001 Lenoir Street, Suite A-414, Montreal, Quebec H4C 2Z6 and our phone number is +1-514-500-1181. We maintain a corporate website at www.siyatamobile.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Corporate History and Structure

The Company was incorporated on October 15, 1986 as Big Rock Gold Ltd. as a corporation under the Business Company Act of British Columbia. On April 5, 1988, the Company changed its name to International Cruiseshipcenters Corp. On June 24, 1991, the Company changed its name to Riley Resources Ltd. Effective January 23, 1998, the Company consolidated its share capital on an eight to one basis and changed its name to International Riley Resources Ltd. Effective November 22, 2001, the Company consolidated its share capital on a five-to-one basis and changed its name to Wind River Resources Ltd. On January 3, 2008, the Company changed its name to Teslin River Resources Corp. On July 24, 2015, Teslin River Resources Corp. completed a reverse acquisition by way of a three-cornered amalgamation, pursuant to which the Company acquired certain telecom operations of an Israel-based cellular technology company and changed its name to Siyata Mobile Inc.

The Company is registered with the TSXV under the symbol SIM, commenced trading on OTCQX under the symbol SYATF on May 11, 2017 and trades on the FRA under the symbol WK3D.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, occurred, if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our Common Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Issuer	Siyata Mobile Inc.

Securities offered by us	Units, each Unit consisting of one Common Share and one warrant to purchase Common Shares. Each warrant will have an exercise price of $ per share (with an exercise price no less than 100% of the public offering price of one Unit), is exercisable immediately and will expire five (5) years from the date of issuance. The Units will not be certificated or issued in stand-alone form. The Common Shares and the warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering.

Over-allotment option	We have granted a 45-day option to the representative of the underwriters to purchase up to additional _____ common shares at a price of $ per share and/or up to an additional ________warrants at a price of $ per warrant less, in each case, the underwriting discounts payable by us, in any combination solely to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable by us will be $ and the total proceeds to us, before expenses, will be $ .

Common Shares outstanding prior to this offering	146,914,485

Common Shares to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional Common Shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option to purchase additional Common Shares and Warrants in full, assuming an offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital, expanded sales and marketing activities, increased research and development expenditures and funding our growth strategies. See “Use of Proceeds” for additional information.

Description of the warrants

The exercise price of the warrants is $             per share (with an exercise price no less than 100% of the public offering price of one Unit). Each warrant is exercisable for one common share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common shares as described herein. A holder may not exercise any portion of a warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding common shares after exercise, as such percentage ownership is determined in accordance with the terms of the warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%. Each warrant will be exercisable immediately upon issuance and will expire five years after the initial issuance date. The terms of the warrants will be governed by a Warrant Agreement, dated as of the effective date of this offering, between us and Computershare Limited as the warrant agent (the “Warrant Agent”). This prospectus also relates to the offering of the Common Shares issuable upon exercise of the warrants. For more information regarding the warrants, you should carefully read the section titled “Description of Share Capital —Warrants” in this prospectus.

Representative’s Warrant	The registration statement of which this prospectus is a part also registers for sale warrants (the “Representative’s Warrants”) to purchase common shares to the underwriters, as a portion of the underwriting compensation payable in connection with this offering. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the four and half year period commencing 180 days following the effective date of the registration statement of which this prospectus is a part at an exercise price of $ (110% of the public offering price of the Units). Please see “Underwriting—Representative’s Warrants” for a description of these warrants.

Proposed Nasdaq Capital Market Trading Symbol and Listing	We have applied to list our Common Shares and Warrants on the Nasdaq Capital Market under the symbol “SYAT” and “SYATW” respectively. No assurance can be given that such listing will be approved or that a liquid trading market will develop for our Common Shares and Warrants.

Lock-up	We, our directors, executive officers, and shareholder who own 5% or more of our outstanding common shares have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common shares or securities convertible into common shares for a period of ninety (90) days commencing on the date of this prospectus. See “Underwriting” for additional information.

Transfer Agent and Registrar	Computershare Limited

Risk Factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in our securities.

The number of shares of our common shares to be outstanding after this offering is based on ________ shares of our common shares as of ________, 2020 and excludes:

_________ shares of our common shares issuable upon the exercise of stock options outstanding as of _____, 2020 under our 2016 Stock Option Plan, with a weighted-average exercise price of $____ per share

_________ common shares reserved for future issuance under our 2016 Stock Option Plan;

_________ common shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $___ per share;

__________common shares issuable upon the exercise of $_________ aggregate principal amount of outstanding convertible debentures with a conversion price of $___ per share;

up to _________ common shares issuable upon the exercise of the Warrants included in the Units offered hereby; and

up to _________common shares issuable upon exercise of warrants to be issued to the underwriter in connection with this offering, which will have an exercise price per share equal to 110% of the initial public offering price per share in this offering

Unless we specifically state otherwise, the information in this prospectus assumes no exercise by the underwriter of the over-allotment option

SUMMARY FINANCIAL DATA

The following summary consolidated statements of income for the years ended December 31, 2019 and 2018 and the summary consolidated balance sheet data as of December 31, 2019 and 2018.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

 Selected Consolidated Statement of Income and Comprehensive Income

(In Canadian dollars, except number of shares)

	As of December 31, 2019 (in thousands)	As of December 31, 2018 (in thousands)
Net sales	$13,020	$14,221
Gross Margin	$3,287	$2,059
Income (loss) from operations	$(8,712)	$(10,080)
Income (loss) from continuing operations	$(10,160)	$(11,528)
Net income (loss)	$(10,160)	$(11,528)
Net income (loss) from operations per share	$(0.09)	$(0.12)
Capital; including the formula used for any adjustments to dividends declared;	$11,044	$9,030
Dividends declared per share in both the currency of the financial statements and the host country currency	-	-
Diluted net income per share	$(0.09)	$(0.12)
Income (loss) from continuing operations per share	$(0.09)	$(0.12)
Weighted Average number of shares outstanding	$117,154	$95,376

The following table presents our summary consolidated balance sheet data as of December 31, 2019 and 2018.

(In Canadian dollars, except number of shares)

	As of December 31, 2019 (in thousands)	As of December 31, 2018 (in thousands)
Cash	$3,465	$2,420
Current Assets	$10,986	$9,219
Intangible Assets	$9,446	$8,511
Other Assets	$579	$54
Total Assets	$21,011	$17,784
Working Capital	$6,705	$4,565
Bank loan	$42	-
Current Liabilities (excluding current portion of long term debt)	$2,860	$4,619
Long term debt/convertible debt (including current portion)	$6,832	$4,135
Total liabilities	$9,966	$8,754
Shareholders' Equity	$11,044	$9,030
Share Capital 125,247,819(1) common shares	$37,346	$27,638
Reserves	$6,603	$3,751
Accumulated other comprehensive income (losses)	$(125)	$260
Deficit	$(32,780)	$(22,619)

(1)	Represents Company shares outstanding as of December 31, 2019

RISK FACTORS

An investment in our Common Shares involves a high degree of risk. Before deciding whether to invest in our Common Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Common Shares to decline, resulting in a loss of all or part of your investment..

Risks Related to Our Business

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of December 31, 2019, we had an accumulated deficit of $32,779,519. Even assuming the sale of the common shares in this offering, without additional capital our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our independent registered public accounting firm, in its report on our financial statements for the year ended December 31, 2019, has raised substantial doubt about our ability to continue as a going concern.

We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

More than 60% of our revenues are generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers. Our wireless carrier channel partners currently include:

●	AT&T, in USA

●	FirstNet, in USA

●	Verizon, in USA

●	Bell Mobility, in Canada

●	Rogers, in Canada

●	Motorola Solutions Israel

●	Pelephone, in Israel

●	Partner Communications, in Israel

●	Cellcom, in Israel

●	Saudi Telecom Company, in Saudi Arabia

While these arrangements are typically long term, they generally do not contain any firm purchase volume commitments. As a result, our channel partners are not contractually obligated to purchase from us any minimum number of products. We are generally required to satisfy any and all purchase orders delivered to us within specified delivery windows, with limited exceptions (such as orders significantly in excess of forecasts). If we are unable to efficiently manage our supply and satisfy purchase orders on a timely basis to our channel partners, we may be in breach of our sales arrangements and lose potential sales. If a technical issue with any of our covered products exceeds certain present failure thresholds for the relevant performance standard or standards, the channel partner typically has the right to cease selling the product, cancel open purchase orders and levy certain monetary penalties. If our products suffer technical issues or failures following sales to our channel partners, we may be subject to significant monetary penalties and our channel partners may cease making purchase orders, which would significantly harm our business and results of operations. In addition, our channel partners retain sole discretion in which of their stocked products to offer their customers. While we may offer limited customer incentives, we generally have limited to no control over which products our channel partners decide to offer or promote, which directly impacts the number of products that our partners will purchase from us.

Our channel partners may be unsuccessful in marketing, selling and supporting our solutions. They may also market, sell and support solutions that are competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products in lieu of our products, particularly for our competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our channel partners. As a result, our channel partners may stop selling our products completely. While we employ a small direct sales force, our channel partners have significantly larger sales teams who are not contractually obligated to promote any of our devices and often have multiple competing devices in stock to offer their customers. In addition, downstream sales by our channel partners often succeed due to attractive device prices and monthly rate plans, which we do not control. In certain cases, we may promote our own devices through customer incentives, however, there can be no assurance that any such incentives would contribute to increased purchases of our products. Further, given the impact of attractive pricing on ultimate sales, we generally must offer increased promotional funding or price reductions for our more expensive products. This promotional funding or price reductions operate to reduce our margins and significantly impact our profitability.

New sales channel partners may take several months or more to achieve significant sales. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to their customers, or violate laws or our corporate policies.

If we fail to effectively manage our existing or future sales channel partners, our channel partners fail to promote our products effectively, we are unable to meet our obligations under our sales arrangements or future agreements that we may enter into with wireless carrier customers have terms that are more favorable to the customer, our business and results of operations would be harmed.

We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

Our revenues have been primarily in the industrial enterprise market, and we are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets. End customers in the public sector market may remain, for reasons outside our control, tied to Land Mobile Radio (LMR) solutions or other competitive alternatives to our phones. Sales of our products to these buyers may also be delayed or limited by these competitive conditions. If our products are not widely accepted by buyers in those markets, we may not be able to expand sales of our products into new markets, and our business, results of operations and financial condition may be adversely impacted.

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

We face significant competition in developing and selling our solutions. Our primary competitors in the non-rugged mobile device market include LG Corporation, Apple Inc. and Samsung Electronics Co. Ltd. Our primary competitors in the rugged mobile device market include Sonim Technologies Inc., Bullitt Mobile Ltd., and Kyocera Corporation. We also face competition from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, Motorola Solutions, Inc., or MSI, and Tait International Limited. Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC (“Wilson Electronics”), Nextivity, Inc. and SureCall Company.

We cannot assure we will be able to compete successfully against current or future competitors. Increased competition in mobile computing platforms, data capture products, or related accessories and software developments may result in price reductions, lower gross profit margins, and loss of market share, and could require increased spending on research and development, sales and marketing, and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products, which may create additional pressures on our competitive position in the marketplace.

Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources and experience than we do. In addition, because of the higher volume of components that many of our competitors purchase from their suppliers, they are able to keep their supply costs relatively low and, as a result, may be able to recognize higher margins on their product sales than we do. Many of our competitors may also have existing relationships with the channel partners who we use to sell our products, or with our potential customers. This competition may result in reduced prices, reduced margins and longer sales cycles for our products. Our competitors may also be able to more quickly and cost-effectively respond to new or emerging technologies and changes in customer requirements. The combination of brand strength, extensive distribution channels and financial resources of the larger vendors could cause us to lose market share and could reduce our margins on our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely impacted. If we are unable to successfully compete with our competitors, our sales would suffer and as a result our financial condition will be adversely impacted.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

Complex software, as well as multiple components, displays, plastics and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. Defects in our products may result in a loss of sales, product malfunction, delay in market acceptance and potential injuries to our customers which can bring to injury in our reputation and increased warranty costs.

Additionally, our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects, or bugs in the future that we may not be able to correct or correct in a timely manner. It is possible that errors, defects or bugs will be found in our existing or future software and/or hardware products and related services with the potential for delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses, and payment of damages.

Further, errors, defects or bugs in our solutions could be exploited by hackers or could otherwise result in an actual or perceived breach of our information systems. Alleviating any of these problems could require significant expense and could cause interruptions, delays or cessation of our product licensing, which would reduce demand for our products and result in a loss of sales, delay in market acceptance and injure our reputation and could adversely impact our business, results of operations and financial condition.

Our independent registered public accountants have identified two material weaknesses in our internal controls over financial reporting. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2019 and 2018, our independent registered public accountants identified two material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness related to insufficient audit support being available to support journal entry testing. specifically relating to an exchange of products initially sold in the 2017 fiscal year. The second material weakness is regarding informal policies surrounding internal controls and financial reporting for product returns and intercompany transactions

We have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as follows:

-	The Company engaged an independent valuator annually to determine the present value of future cash flows in the determination according to IAS38 if an intangible asset meets the criteria for capitalization and subsequent expense of any costs in excess.

-	The Company has brought on a full-time CFO in its Israel office to review its internal controls and financial reporting process. In 2017, when the first material weakness discussed above occurred, the Company had not had a full-time CFO to review its financial reporting process. The Company believes that the full-time CFO in Israel will remedy these issues going forward.

-	The Company has improved its internal financial reporting communication process. The Company has streamlined the communications between the Company’s Israel and Canadian-based financial reporting groups. Furthermore, the Company’s Audit Committee adopted a policy requiring the Company’s Canadian CFO to meet with the Company’s Israel-based reporting group at least twice a year to ensure that the Israel reporting group’s policies and procedures are consistent with those in Canada and that all the inventory is properly tracked and procedures for intercompany transactions must follow our existing formal standard procedures.

-	The Audit Committee will ensure that at the quarterly financial meetings, there will be an agenda item to discuss policies and procedures in place in ensure internal control compliance with respect to intercompany transactions and returns so that all documentation is clear, consistent and that they are recorded in a timely manner and the pricing policy is consistent.

We cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common shares to decline.

When we become listed on NASDAQ, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. Whether or not our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

Our ability to successfully grow our business depends on a number of factors including our ability to:

●	accelerate the adoption of our solutions by new end customers;

●	expand into new vertical markets;

●	develop and deliver new products and services;

●	increase awareness of the benefits that our solutions offer; and

●	expand our domestic and international footprint.

As usage of our solutions grows, we will need to continue to make investments to develop and implement new or updated solutions, software, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including the suppliers of our products and customer support services, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to invest in sales and marketing, research and development, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely impact our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could harm our business, operating results and financial condition.

As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

Because our production volumes are based on a forecast of channel partner demand rather than purchase commitments from our major customers, there is a risk that our forecasts could be inaccurate and that we will be unable to sell our products at the volumes and prices we expect, which may result in excess inventory. We provide, and will continue to provide, forecasts of our demand to our third-party suppliers prior to the scheduled delivery of products to our channel partners. If we overestimate our requirements, our contract manufacturers may have excess component inventory, which could increase our costs. If we underestimate our requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues or even lost sales, or could incur unplanned overtime costs to meet our requirements, resulting in significant cost increases. For example, certain materials and components used to manufacture our products may reach end of life during any of our product’s life cycles, following which suppliers no longer provide such expired materials and components. This would require us to either source and qualify an alternative component, which could require a re-certification of the device by the wireless carriers and/or regulatory agencies, or forecast product demand for a final purchase of such materials and components that may reach end of life to ensure that we have sufficient product inventory through a product’s life cycle. If we overestimate forecasted demand, we would hold excess end-of-life materials and components resulting in increased costs. If we underestimate forecasted demand, we could experience delays in shipments and loss of revenues.

In addition, if we underestimate our requirements and the applicable supplier becomes insolvent or is no longer able to timely supply our needs in a cost-efficient manner or at all, we may be required to acquire components, which may need to be customized for our products, from alternative suppliers, including at significantly higher costs. If we cannot source alternative suppliers and/or alternative components, we may suffer delays in shipments or lost sales. Similarly, credit constraints at our suppliers could require us to accelerate payment of our accounts payable, impacting our cash flow. Further, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms, customization needed for any particular component and demand for each component at a given time. Any such failure to accurately forecast demand and manufacturing and supply requirements, and any need to obtain alternative supply sources, could materially harm our business, results of operations and financial condition.

We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

To be successful, we must adapt to rapidly changing technological and application needs by continually improving our products, as well as introducing new products and services, to address user demands.

Our industry is characterized by:

●	evolving industry standards;

●	frequent new product and service introductions;

●	increasing demand for customized product and software solutions;

●	rapid competitive developments;

●	changing customer demands; and

●	evolving distribution channels.

Future success will depend on our ability to effectively and economically adapt in this evolving environment. We could incur substantial costs if we must modify our business to adapt to these changes, and may even be unable to adapt to these changes.

The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

Our future success is substantially dependent upon continued adoption of devices and related accessories in the industrial enterprise and public sector markets, including the transition from LMR to Push to Talk over LTE networks. These market developments and transitions may take longer than we expect or may not occur at all, and may not be as widespread as we expect. If the market does not develop as we expect, our business, operating results and financial condition would be significantly harmed.

Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

We depend on certain suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components and reduced control over pricing and timing of delivery of components. In particular, we have little to no control over the prices at which our suppliers sell materials and components to us. Certain supplies of our components are available only from a single source or limited sources and we may not be able to diversify sources in a timely manner. We have experienced shortages in the past that have negatively impacted our results of operations and may experience such shortages in the future.

We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be canceled or not extended by such suppliers and, therefore, do not afford us with sufficient protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Any interruption of supply for any material components of our products, or inability to obtain required components from our third-party suppliers, could significantly delay the production and shipment of our products and harm our revenues, profitability and financial condition.

Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

We depend on wireless carriers to promote and distribute our products. While we intend to ramp up direct marketing and end-customer brand awareness initiatives in the future, our sales and marketing efforts have historically been predominantly focused on channel partners. To increase end-customer brand awareness, we intend to develop sales tools for key verticals within are target markets, increase usage of social media and expand product training efforts, among other things. As a result, we expect our sales and marketing expenses to increase in the future, primarily from increased sales personnel expenses, which will require us to cost-efficiently ramp up our sales and marketing capabilities and effectively target end customers. However, there can be no assurance that we will successfully increase our brand awareness or do so in a cost-efficient manner while maintaining market share within our existing sales channels. Our failure to establish stand-alone brand awareness with end customers of our products will leave us vulnerable to the marketing and selling success of others, including our channel partners, and these developments could have an adverse impact on our prospects. If we are unable to significantly increase the awareness of our brand and solutions with end customers in a cost-efficient manner, we will remain significantly dependent on our channel partners for sales of our products, and our business, financial condition and results of operations could be adversely impacted.

We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

Our future success depends in large part on the continued contributions of a concentrated group of senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our solutions and our strategic direction. We also depend on the contributions of key technical personnel. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key personnel could significantly delay or prevent the achievement of our development and strategic objectives and harm our business.

We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

The mobile device market is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. In order to deliver a competitive mobile device, our solutions must be capable of operating in an increasingly complex network environment. As new wireless phones are introduced and standards in the mobile device market evolve, we may be required to modify our phones and services to make them compatible with these new products and standards. Likewise, if our competitors introduce new devices and services that compete with ours, we may be required to reposition our solutions or introduce new phones and solutions in response to such competitive pressure. We may not be successful in modifying our current devices or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be significantly harmed.

If dedicated public safety LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

A key part of our strategy is to further expand the use of our solutions over dedicated LTE networks in the public safety market. If the deployment of dedicated LTE networks is delayed or such networks are not adopted at the rate we anticipate, demand for our solutions may not develop as we anticipate, which would have a negative effect on our revenues.

If we are unable to sell our solutions into new markets, our revenues may not grow.

Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets depends on the quality of our solutions, the continued adoption of our public safety solution by first responders, the perceived value of our solutions as a risk management tool and our ability to design our solutions to meet the demands of our customers. If the markets for our solutions do not develop as we expect, our revenues may not grow.

Our ability to successfully face these challenges depends on several factors, including increasing the awareness of our solutions and their benefits, the effectiveness of our marketing programs, the costs of our solutions, our ability to attract, retain and effectively train sales and marketing personnel, and our ability to develop relationships with wireless carriers and other partners. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements on a timely basis or at all, our business will be adversely impacted.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our Common Shares. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely impacted.

The application development ecosystem supporting our devices and related accessories is new and evolving.

The application development ecosystem supporting our devices and related accessories is new and evolving. Specifically, the number of application developers in the ecosystem supporting our devices and accessories is small. If the market or the application development ecosystem does not develop, timely or at all, demand for our products may be limited, and our business and results of operations will be significantly harmed.

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

Our products are subject to risks associated with sourcing and manufacturing.

We do not own or operate any of the manufacturing facilities for our products and rely on a concentrated number of independent suppliers to manufacture all of the products we sell. For our business to be successful, our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers.

There can be no assurance we will be able to detect, prevent or fix all defects that may affect our products manufactured by our suppliers. Failure to detect, prevent or fix defects, or the occurrence of real or perceived quality or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls and credit, warranty or other claims, among others, which could harm our brand, results of operations and financial condition. Such problems could hurt our brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

If one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business, results of operations and financial condition.

In addition, if any of our primary suppliers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Our contractors and suppliers buy raw materials and are subject to wage rates that are oftentimes regulated by the governments of the countries in which our products are manufactured. The raw materials used to manufacture our products are subject to availability constraints and price volatility. There could be a significant disruption in the supply of raw materials from current sources or, in the event of a disruption, our suppliers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Our business is dependent upon the ability of our unaffiliated suppliers to locate, train, employ and retain adequate personnel. Our unaffiliated suppliers have experienced, and may continue to experience in the future, unexpected increases in work wages, whether government-mandated or otherwise. Our suppliers may increase their pricing if their raw materials became more expensive. Our suppliers may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. Material changes in the pricing practices of our suppliers could negatively impact our profitability.

In addition, we cannot be certain that our unaffiliated suppliers will be able to fill our orders in a timely manner. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing supplier, there can be no assurance additional supplies of raw materials or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers in our methods, products, quality control standards and labor, health and safety standards. Any delays, interruption or increased costs in labor or wages, or the supply of materials or manufacture of our products, could have an adverse effect on our ability to meet wholesale partner and customer and consumer demand for our products and result in lower revenue and net income both in the short and long term.

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our suppliers’ business, the financial instability and labor problems of suppliers, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, transportation delays and shipment issues. Our suppliers may be forced to reduce their production, shut down their operations or file for bankruptcy. Our suppliers may consolidate, increasing their market power. The occurrence of one or more of these events could impact our ability to get products to our customers and/or wholesale partners, result in disruptions to our operations, increase our costs and decrease our profitability.

Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including:

●	increased shipping costs;

●	the imposition of additional import or trade restrictions;

●	legal or economic restrictions on overseas suppliers’ ability to produce and deliver products;

●	increased custom duties and tariffs;

●	unforeseen delays in customs clearance of goods;

●	more restrictive quotas;

●	loss of a most favored nation trading status;

●	currency exchange rates;

●	transportation delays;

●	port of entry issues; and

●	foreign government regulations, political instability and economic uncertainties in the countries from which we or our suppliers source our products.

 Our sourcing operations may also be hurt by health concerns regarding the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the coronavirus and its potential impact on our financial results) in countries in which our merchandise is produced. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from our products. Furthermore, changes in U.S. trade policies, including new restrictions, tariffs or other changes could lead to additional costs, delays in shipments, embargos and other uncertainties that could negatively impact our relationships with our international suppliers and materially adversely affect our business. These and other issues affecting our international suppliers or internationally manufactured merchandise could have a material adverse effect on our business, results of operations and financial condition.

In addition, some of our suppliers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier relationships.

A security breach or other significant disruption of our IT systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

All IT systems are potentially vulnerable to damage, unauthorized access or interruption from a variety of sources, including but not limited to, cyberattacks, cyber intrusions, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, sabotage, war, insider trading and telecommunication failures. A cyberattack or other significant disruption involving our IT systems or those of our outsource partners, suppliers or manufacturers could result in the unauthorized release of proprietary, confidential or sensitive information of ours or result in virus and malware installation on our devices. Such unauthorized access to, or release of, this information or other security breaches could: (i) allow others to unfairly compete with us, (ii) compromise safety or security, (iii) subject us to claims for breach of contract, tort, and other civil claims, and (iv) damage our reputation. Any or all of the foregoing could have a negative impact on our business, financial condition and results of operations.

We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

The purchase of our products is often an enterprise-wide decision for prospective customers, which requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective customers regarding the uses and benefits of such devices. Prospective customers, especially the wireless carriers that sell our products, often undertake a prolonged evaluation process that may take from several months to several years in certain cases. Consequently, if our forecasted sales from a specific customer are not realized, we may not be able to generate revenues from alternative sources in time to compensate for the shortfall. The loss or delay of an expected large order could also result in a significant unexpected revenue shortfall. Moreover, to the extent we enter into and deliver our products pursuant to significant contracts earlier than we expected, our operating results for subsequent periods may fall below expectations. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition will be harmed.

We have a limited history of high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

We have limited history and experience in high-volume commercial production of our devices. Because of this limited production history, we face challenges in predicting our business and evaluating its prospects, which may result in breakdowns of our ability to timely supply our devices to our customers. Moreover, we face manufacturing capacity constraints that present further risks to our business. If overall demand of our devices increases in the future, we will need to expand our manufacturing capacity in a cost-efficient manner. Failing to meet customer demand due to our failure to successfully address these risks and challenges could adversely impact our reputation and future sales, which would significantly harm our business, results of operations and financial condition.

The unfavorable outcome of any future litigation, arbitration or administrative action could have a significant adverse impact on our financial condition or results of operations.

From time to time we are a party to litigation, arbitration, or administrative actions. Our financial results and reputation could be negatively impacted by unfavorable outcomes to any future litigation or administrative actions, including those related to the Foreign Corrupt Practices Act, the U.K. Bribery Act, or other anti-corruption laws. There can be no assurances as to the favorable outcome of any litigation or administrative proceedings. In addition, it can be very costly to defend litigation or administrative proceedings and these costs could negatively impact our financial results.

The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

Our solutions are used to assist law enforcement and other public safety personnel in situations involving public safety. The incidents in which our solutions are deployed may involve injury, loss of life and other negative outcomes, and such events are likely to receive negative publicity. Such negative publicity could have an adverse impact on new sales or renewals or expansions of coverage areas by existing customers, which would adversely impact our financial results and business.

Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

Many of our public sector end customers rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. Any reduction in federal funding for local public safety or other public sector efforts could result in our end customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to “sanctuary cities” may result in a reduction in federal funds available to our current or potential end customers. Additionally, the recent U.S. government partial shutdown, and any future U.S. government shutdowns, could result in delayed public safety spending or re-allocation of funding into other areas of public safety. If federal funding is reduced or eliminated and our end customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

Current or future economic uncertainties or downturns could adversely impact our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks in North America, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the growth rate of our business.

These economic conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to reevaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely impact our financial results.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results and financial condition could be adversely impacted.

Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

We do not control the labor and other business practices of our suppliers, subcontractors, distributors, resellers and third-party sales representatives, or TPSRs, and cannot provide assurance that they will operate in compliance with applicable rules, and regulations regarding working conditions, employment practices, environmental compliance, anti-corruption, and trademark a copyright and patent licensing. If one of our suppliers, subcontractors, distributors, resellers, or TPSRs violates labor or other laws or implements labor or other business practices that are regarded as unethical, the shipment of finished products to us could be interrupted, orders could be canceled, relationships could be terminated, and our reputation could be damaged. If one of our suppliers or subcontractors fails to procure the necessary license rights to trademarks, copyrights or patents, legal action could be taken against us that could impact the saleability of our products and expose us to financial obligations to a third party. Any of these events could have a negative impact on our sales and results of operations.

Moreover, any failure of our suppliers, subcontractors, distributors, resellers and TPSRs, for any reason, including bankruptcy or other business disruption, could disrupt our supply or distribution efforts and could have a negative impact on our sales and results of operations.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and operating results, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a significant adverse impact on our business, operating results and financial condition. In addition, the facilities of significant vendors may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or significant adverse impact on our business.

We are exposed to risks associated with strategic acquisitions and investments.

We may consider strategic acquisitions of companies with complementary technologies or intellectual property in the future. Acquisitions hold special challenges in terms of successful integration of technologies, products, services and employees. We may not realize the anticipated benefits of these acquisitions or the benefits of any other acquisitions we have completed or may complete in the future, and we may not be able to incorporate any acquired services, products or technologies with our existing operations, or integrate personnel from the acquired businesses, in which case our business could be harmed.

Acquisitions and other strategic decisions involve numerous risks, including:

●	problems integrating and divesting the operations, technologies, personnel, services or products over geographically disparate locations;

●	unanticipated costs, taxes, litigation and other contingent liabilities;

●	continued liability for discontinued businesses and pre-closing activities of divested businesses or certain post-closing liabilities which we may agree to assume as part of the transaction in which a particular business is divested;

●	adverse impacts on existing business relationships with suppliers and customers;

●	cannibalization of revenues as customers may seek multi-product discounts;

●	risks associated with entering into markets in which we have no, or limited, prior experience;

●	incurrence of significant restructuring charges if acquired products or technologies are unsuccessful;

●	significant diversion of management’s attention from our core business and diversion of key employees’ time and resources;

●	licensing, indemnity or other conflicts between existing businesses and acquired businesses;

●	inability to retain key customers, distributors, suppliers, vendors and other business relations of the acquired business; and

●	potential loss of our key employees or the key employees of an acquired organization or as a result of discontinued businesses.

Financing for future acquisitions may not be available on favorable terms, or at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, service offerings, technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to identify or complete any acquisition, divestiture or discontinued business in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

If we acquire businesses, new products, service offerings or technologies in the future, we may incur significant acquisition-related costs. In addition, we may be required to amortize significant amounts of finite-lived intangible assets and we may record significant amounts of goodwill or indefinite-lived intangible assets that would be subject to testing for impairment. We have in the past and may in the future be required to write off all or part of the intangible assets or goodwill associated with these investments that could harm our operating results. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our cash and investments. Acquisitions could also cause operating margins to fall depending on the businesses acquired.

Our strategic investments may involve joint development, joint marketing, or entry into new business ventures, or new technology licensing. Any joint development efforts may not result in the successful introduction of any new products or services by us or a third party, and any joint marketing efforts may not result in increased demand for our products or services. Further, any current or future strategic acquisitions and investments by us may not allow us to enter and compete effectively in new markets or enhance our business in our existing markets and we may have to impair the carrying amount of our investments.

We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, asset impairment, inventories, customer rebates and other customer consideration, tax matters, and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may also require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, accounting for leases and other areas could require us to make significant changes to our accounting systems, impact existing debt agreements and result in adverse changes to our financial statements.

We face risks related to Novel Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, and financial results.

Our business will be adversely impacted by the effects of the Novel Coronavirus (COVID-19). In addition to global macroeconomic effects, the Novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments will cause disruption to our operations, research and development, and sales activities. Our third-party manufacturers, third-party distributors, and our customers have been and will be disrupted by worker absenteeism, quarantines and restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our activities or the operations of our third-party manufacturers and third-party distributors, the supply of our products will be delayed, which could adversely affect our business, operations and customer relationships. In addition, the Novel Coronavirus (COVID-19) or other disease outbreak will in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that will affect demand for our products and impact our operating results. There can be no assurance that any decrease in sales resulting from the Novel Coronavirus (COVID-19) will be offset by increased sales in subsequent periods. Although the magnitude of the impact of the Novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the Novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products in a timely manner or meet required milestones or customer commitments.

Risks Related to Government Regulation

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international presence, we may engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC. OFAC rules prohibit U.S. persons from engaging in, or facilitating a foreign person’s engagement in, transactions with or relating to the prohibited individual, entity or country, and require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate, including Canada and the United Kingdom, also maintain economic and financial sanctions regimes.

Some of our solutions, including software updates and third-party accessories, may be subject to U.S. export control laws, including the Export Administration Regulations; however, the vast majority of our products are non-U.S.-origin items, developed and manufactured outside of the United States, and therefore not subject to these laws. For third-party accessories, we rely on manufactures to supply the appropriate export control classification numbers that determine our obligations under these laws.

We cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international presence, our risks under these laws, rules, and regulations may increase. Further, any change in the applicability or enforcement of these laws, rules, and regulations could adversely impact our business operations and financial results.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering, or economic sanctions laws, rules, and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, revenues, financial condition, and results of operations would be significantly harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

Our operations and the products we manufacture and/or sell are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations. Compliance with such existing or future laws and regulations could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, restrict what solutions we can offer and generally impact our financial performance. Our products are designed for use in potentially explosive or hazardous environments. If our product design fails for any reason in such environments, we may be subject to product liabilities and future costs. In addition, some of these laws are environmental and relate to the use, disposal, remediation, emission and discharge of, and exposure to hazardous substances. These laws often impose liability and can require parties to fund remedial studies or actions regardless of fault. Environmental laws have tended to become more stringent over time and any new obligations under these laws could have a negative impact on our operations or financial performance.

Laws focused on the energy efficiency of electronic products and accessories, recycling of both electronic products and packaging, reducing or eliminating certain hazardous substances in electronic products, and the transportation of batteries continue to expand significantly. Laws pertaining to accessibility features of electronic products, standardization of connectors and power supplies, the transportation of lithium-ion batteries, and other aspects are also proliferating. There are also demanding and rapidly changing laws around the globe related to issues such as product safety, radio interference, radio frequency radiation exposure, medical related functionality, and consumer and social mandates pertaining to use of wireless or electronic equipment. These laws, and changes to these laws, could have a substantial impact on whether we can offer certain products, solutions, and services, and on what capabilities and characteristics our products or services can or must include.

These laws and regulations impact our products and could negatively impact our ability to manufacture and sell products competitively. In addition, we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from products, increasing energy efficiency and providing additional accessibility.

Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

Our business depends on our ability to sell devices that use telecommunication bandwidth allocated to licensed and unlicensed wireless services, and that use of that bandwidth is subject to laws and regulations that are subject to change over time. Changes in the permitted uses of telecommunication bandwidth, reallocation of such bandwidth to different uses, and new or increased regulation of the capabilities, manufacture, importation, and use of devices that depend on such bandwidth could increase our costs, require costly modifications to our products before they are sold, or limit our ability to sell those products in to our target markets. In addition, we are subject to regulatory requirements for certification and testing of our products before they can be marketed or sold. Those requirements may be onerous and expensive. Changes to those requirements could result in significant additional costs and could adversely impact our ability to bring new products to market in a timely fashion.

We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Personal privacy and information security are significant issues in the United States and the other jurisdictions in which we operate or make our products and applications available. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. We may collect personally identifiable information, or PII, and other data from our customers. We use this information to provide services to our customers and to support, expand and improve our business. We may also share customers’ PII with third parties as allowed by applicable law and agreements and authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, transfer, use and storage of PII. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. Many foreign countries and governmental bodies, including Canada, the European Union and other relevant jurisdictions, have laws and regulations concerning the collection and use of PII obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Within the European Union, legislators have adopted the General Data Protection Regulation, or GDPR, effective May 2018 which may impose additional obligations and risk upon our business and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our revenues and our business overall.

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products or applications. At state level, lawmakers continue to pass new laws concerning privacy and data security. Particularly notable in this regard is the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA will introduce significant new disclosure obligations and provide California consumers with significant new privacy rights. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PII or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely impact our business.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PII for certain purposes. In addition, a foreign government could require that any PII collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement.

The effects of the Tax Cuts and Jobs Act on our business have not yet been fully analyzed and could harm our results of operations.

On December 22, 2017, U.S. President Donald Trump signed into law the Tax Act that significantly reforms the Code. The Tax Act, among other things, includes changes to U.S. federal corporate income tax rate, imposes significant additional limitations on the deductibility of interest, allows for the accelerated expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We continue to analyze the impact that the Tax Act may have on our business. Notwithstanding the reduction in the U.S federal corporate income tax rate, the overall impact of the Tax Act is uncertain, and our business and financial condition could be harmed.

Risks Related to Our Intellectual Property

If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely on a combination of patent licenses, confidentiality procedures and contractual provisions to protect our proprietary rights. We also enter, and plan to continue to enter, into confidentiality, invention assignment or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our intellectual property may be inadequate, and it is possible that some or all of our confidentiality agreements will not be honored and certain contractual provisions may not be enforceable. Existing trade secret, trademark and copyright laws offer only limited protection. Unauthorized parties may attempt to copy aspects of our products or obtain and use information which we regard as proprietary. Policing unauthorized use of our products is difficult, time consuming and costly, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which would harm our competitive position in the market. Furthermore, disputes can arise with our strategic partners, customers or others concerning the ownership of intellectual property.

Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights, and because our products are comprised of complex technology, we are often involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third parties. Third parties have asserted, and in the future may assert, intellectual property infringement claims against us and against our channel partners, end customers and suppliers. For example, we have been approached by Wilson Electronics about potential infringement of several of their patents involving cellphone boosters. Many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenues from product manufacturing companies. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. Defending any such claims, with or without merit, including pursuant to indemnity obligations, could be time consuming, expensive, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products or reduce our margins. If we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be significantly harmed.

Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

A portion of our technologies incorporates open source software, including open source operating systems such as Android, and we expect to continue to incorporate open source software into our platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

With respect to open source operating systems, if third parties cease continued development of such operating systems or restrict our access to such operating system, our business and financial results could be adversely impacted. We are dependent on third parties’ continued development of operating systems, software application ecosystem infrastructures, and such third parties’ approval of our implementations of their operating and system and associated applications. If such parties cease to continue development or support of such operating systems or restrict our access to such operating systems, we would be required to change our strategy for our devices. As a result, our financial results could be negatively impacted because a resulting shift away from the operating systems we currently use and the associated applications ecosystem could be costly and difficult.

Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

From time to time, we are required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, or at all. If we fail to renew any intellectual property license agreements on commercially reasonable terms, or any such license agreements otherwise expire or terminate, we may not be able to use the patents and technologies of these third parties in our products, which are critical to our success. We cannot assure you that we will be able to effectively control the level of licensing and royalty fees paid to third parties, and significant increase in such fees could have a significant and adverse impact on our future profitability. Seeking alternative patents and technologies may be difficult and time-consuming, and we may not be successful in finding alternative technologies or incorporating them into our products. Our inability to obtain any third-party license necessary to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost, which could seriously harm our business, financial condition and results of operations.

Risks relating to our locations in Israel and Canada and our international operations

Conditions in Israel could materially and adversely affect our business.

A number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated and chemical weapons have been used in the region. Foreign actors have intervened and may continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Montreal, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

We have operations in China, which exposes us to risks inherent in doing business there.

We use multiple third-party suppliers and manufacturers based primarily in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers and manufacturers increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

Operating in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

Most of our employee base and operations are located outside the United States, primarily in Canada and Israel. Most of our software development, third-party contract manufacturing, and product assembly operations are conducted outside the United States.

Risks associated with operations outside the United States include:

●	effectively managing and overseeing operations that are distant and remote from corporate headquarters may be difficult and may impose increased operating costs;

●	fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and impact collection of receivables outside of the United States;

●	volatility in foreign credit markets may affect the financial well-being of our customers and suppliers;

●	violations of anti-corruption laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act could result in large fines and penalties;

●	violations of privacy and data security laws could result in large fines and penalties; and

●	tax disputes with foreign taxing authorities, and any resultant taxation in foreign jurisdictions associated with operations in such jurisdictions, including with respect to transfer pricing practices associated with such operations.

Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products.

●	adverse changes in, or uncertainty of, local business laws or practices, including the following:

●	foreign governments may impose burdensome tariffs, quotas, taxes, trade barriers, or capital flow restrictions;

●	restrictions on the export or import of technology may reduce or eliminate the ability to sell in or purchase from certain markets;

●	political and economic instability, including deterioration of political relations between the United States and other countries, may reduce demand for our solutions or put our non-U.S. assets at risk;

●	potentially limited intellectual property protection in certain countries may limit recourse against infringing on our solutions or cause us to refrain from selling in certain geographic territories;

●	staffing may be difficult along with higher turnover at international operations;

●	a government-controlled exchange rate and limitations on the convertibility of currencies, including the Chinese yuan;

●	transportation delays and customs related delays that may affect production and distribution of our products; and

●	integration and enforcement of laws vary significantly among jurisdictions and may change significantly over time.

Our failure to manage any of these risks successfully could harm our international operations and adversely impact our business, operating results and financial condition.

Risks Related to this Offering and Our Securities

We do not know whether an active, liquid and orderly trading market will develop for our common shares or what the market price of our common shares will be and as a result it may be difficult for you to sell your common shares.

Prior to this offering there has been no public market for our common shares in the United States. Although we have applied to list our common shares on The Nasdaq Capital Market, or Nasdaq, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common shares is not active. The initial public offering price for our common shares will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common shares after the offering. As a result of these and other factors, you may be unable to resell your common shares at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our common shares as consideration

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products and services by us or our competitors;

●	sales, or anticipated sales, of large blocks of our stock;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

●	additions or departures of key personnel;

●	regulatory or political developments;

●	changes in accounting principles or methodologies;

●	acquisitions by us or by our competitors;

●	litigation and governmental investigations; and

●	economic, political and geopolitical conditions or events.

These and other factors may cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of our common shares. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Warrants are speculative in nature.

The warrants offered in this offering do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire the common shares and pay an exercise price of $  per share (with an exercise price no less than 100% of the public offering price of a Unit), prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value. In addition, there is no established trading market for the warrants and we do not expect a market to develop.

Holders of the warrants will have no rights as a common shareholder until they acquire our common shares.

Until holders of the warrants acquire common shares upon exercise of the warrants, the holders will have no rights with respect to the common shares issuable upon exercise of the warrants. Upon exercise of the warrants, the holder will be entitled to exercise the rights of a common shareholder as to the security exercised only as to matters for which the record date occurs after the exercise.

There is no established market for the warrants to purchase shares of our common shares being offered in this offering.

There is no established trading market for the warrants and we do not expect a market to develop. Although we have applied to list the warrants on the Nasdaq Capital Market there can be no assurance that there will be an active trading market for the warrants. Without an active trading market, the liquidity of the warrants will be limited.

Provisions of the warrants offered by this prospectus could discourage an acquisition of us by a third party.

In addition to the discussion of the provisions of our governing organizational documents, certain provisions of the warrants offered by this prospectus could make it more difficult or expensive for a third party to acquire us. The warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the warrants. These and other provisions of the warrants offered by this prospectus could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business and the proceeds from this offering, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain common share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Common Share is a “penny stock,” which will require brokers trading in our Common Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the U.S.. Commencing with our fiscal year ending December 31, 2020, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We will incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States, we will incur significant legal, accounting and other expenses that we did not incur previously. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive-compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation, but cannot assure you that we will not be required to implement these requirements sooner than planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Upon consummation of this offering (based on shares outstanding as of           , 2020), our executive officers and directors, together with entities affiliated with such individuals, along with our two other largest stockholders, will beneficially own approximately     % of our Common Shares (approximately    % if the underwriters’ over-allotment option is exercised in full). Accordingly, these stockholders may, as a practical matter, continue to be able to control the election of a majority of our directors and the determination of all corporate actions after this offering. This concentration of ownership could delay or prevent a change in control of the Company.

New investors in our securities will experience immediate and substantial dilution after this offering.

The initial public offering price of our Units will be substantially higher than the pro forma net tangible book value per share of the outstanding common shares immediately after this offering. Based on an assumed initial public offering price of $         per Unit (which is the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2019, if you purchase our common shares in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $            per share in pro forma net tangible book value. As a result of this dilution, investors purchasing common shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

Immediately prior to the consummation of this offering, we expect to have approximately                outstanding stock options to purchase our common shares with exercise prices that are below the assumed initial public offering price of our common shares. To the extent that these options are exercised, there will be further dilution.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common shares could decline.

If our existing stockholders sell substantial amounts of our common shares in the public market following this offering and the expiration of the lock-up agreements, the market price of our common shares could decrease significantly. The perception in the public market that our existing stockholders might sell Common Shares could also depress our market price. Upon completion of this offering, we will have outstanding            common shares, assuming no exercise by the underwriters of their option to purchase additional shares, and options to purchase            shares of our common shares, based on our shares and options to be outstanding as of immediately prior to the consummation of this offering. Our directors, executive officers and other holders of our common shares will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of these lock-up periods have expired and the holding periods have elapsed, up to            additional shares will be eligible for sale in the public market.

In addition, the holders of               common shares will have the right, subject to certain exceptions and conditions, to require us to register their common shares under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding common shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. A decline in the price of shares of our common shares might impede our ability to raise capital through the issuance of additional shares of our common shares or other equity securities.

Since we do not expect to pay any cash dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Common Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We currently intend to use the net proceeds from this offering to expand marketing and brand enhancement related to our products, to fund our ongoing research and development activities, for personnel development and training and for resource management software development.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our systems and the costs of our research and development activities, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavourable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to meet the NASDAQ, TSXV and FRA requirements;

●	our ability to meet our other financial operating objectives;

●	the availability of qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and new business opportunities;

●	ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents an intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights; and

●	the positive cash flows and financial viability of our operations and new business opportunities

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the vehicle communications industry in the United States. These industry data include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The vehicle communications industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Common Shares. In addition, the rapidly changing nature of the vehicle communications industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of British Columbia. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada, Israel or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada, Israel or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

Service of process upon directors and officers which reside in Israel may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our Israeli directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our Israeli directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Naschitz, Brandes, Amir & Co., Advocates, our legal counsel in Israel that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which is non-appealable, provided that, among other things:

●	the judgment was rendered by a court of competent jurisdiction, according to the laws of the state in which the judgment is given;

●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted; and

●	the judgment is not contrary to public policy of Israel.

Even if such conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

●	the prevailing law of the foreign state in which the judgment is rendered does not allow for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the defendant did not have a reasonable opportunity to be heard and to present his or her evidence, in the opinion of the Israeli court;

●	the enforcement of the civil liabilities set forth in the judgment is likely to impair the security or sovereignty of Israel;

●	the judgment was obtained by fraud;

●	the judgment was rendered by a court not competent to render it according to the rules of private international law prevailing in Israel;

●	the judgment conflicts with any other valid judgment in the same matter between the same parties; or

●	an action between the same parties in the same matter was pending in any Israeli court or tribunal at the time at which the lawsuit was instituted in the foreign court.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $         per Unit (the mid-point of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, of approximately $       assuming the Underwriter does not exercise its over-allotment option.

We plan to use the net proceeds we receive from this offering, and any proceeds from the exercise of warrants, for the following purposes:

Use of Net Proceeds Approximately in US$ 1,000
Marketing and Brand Enhancing 35%	$
Resource Management Software Development 15%	$
Research and Development 20%	$
Personnel Training and Recruitment 30%	$

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our common shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2019:

●	on an actual as-reported basis;

●	on a pro forma basis to reflect the June 2020 private placement financing, the June convertible debenture financing and the July 2020 private placement financings;

●	on a pro forma as adjusted basis to reflect the issuance and sale of the Units by us in this offering at the initial public offering price of $ per Unit, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As Reported (Canadian $)	Pro Forma as Adjusted for June and August 2020 Private Placement Financing	Pro Forma as Adjusted for IPO

Cash and cash equivalents

Stockholders’ Equity
Common shares, no par value: unlimited shares authorized; 125,247,819 shares, actual, 146,914,485 shares, as adjusted
Preferred shares, no par value, unlimited shares authorized, 0 shares actual 0 shares, as adjusted
Additional paid-in-capital	$37,346	$39,866	$
Reserves	$6,603	$6,603	$
Accumulated Other Comprehensive Income (loss)	$(125)	$(125)
Shareholders’ Deficit	$(32,780)	$(32,780)	$
Total Shareholders’ Equity	$11,044	$13,564	$
Total Capitalization

The number of common shares to be outstanding after this offering is based on common shares as of December 31, 2019 and excludes:

shares of our common shares issuable upon the exercise of stock options outstanding as of under our 2016 Stock Option Plan, with a weighted-average exercise price of $ per share common shares reserved for future issuance under our 2016 Stock Option Plan;

__________common shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $___ per share;

__________common shares issuable upon the exercise of $_________ aggregate principal amount of outstanding convertible debentures with a weighted average conversion price of $___ per share ;

up to _________ common shares issuable upon the exercise of the Warrants included in the Units offered hereby; and

up to __________ common shares issuable upon exercise of warrants to be issued to the underwriter in connection with this offering, which will have an exercise price per share equal to 110% of the initial public offering price per share in this offering

The actual and as adjusted information set forth in the table above assumes that the Underwriter does not exercise its over-allotment option.

To the extent that any outstanding options or warrants are exercised or new options are issued under our stock-based compensation plans, or we issue additional common shares in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

DILUTION

If you invest in our Units in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of common stock that is part of the Unit and the as adjusted net tangible book value per share of common share immediately after this offering.. Our net tangible book value as of was $        per common share.

Our historical net tangible book value as of December 31, 2019 was $___ million, or $___ per common share. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per common share is our historical net tangible book value divided by the number of outstanding common shares as of December 31, 2019.

After giving effect to the sale of Units that we are offering at an assumed initial public offering price of $       per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of December 31, 2019 would have been $      per common share. This amount represents an immediate increase in net tangible book value of $      per common share to our existing shareholders and an immediate dilution of $      per common share to new investors purchasing common shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an common share.

The following table illustrates this dilution:

Assumed initial public offering price per share (attributing no value to the warrants)	$
As adjusted net tangible book value per share as of	$
Increase per share attributable to this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering	$

A $         increase (decrease) in the assumed initial public offering price of $      per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per share by $        , and increase (decrease) dilution to new investors by $        per share, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding warrants having a per share exercise or conversion price less than the per share offering price to the public in this offering.

If the underwriters exercise in full their option to purchase additional common shares in this offering, the as adjusted net tangible book value after the offering would be $      per share, the increase in net tangible book value to existing shareholders would be $      per share, and the dilution to new investors would be $      per share, in each case assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The number of common shares of our common shares to be outstanding after this offering is based on _____ common shares as of December 31, 2019 and excludes:

_________ shares of our common shares issuable upon the exercise of stock options outstanding as of _____, 2020 under our 2016 Stock Option Plan, with a weighted-average exercise price of $____ per share

_________ common shares reserved for future issuance under our 2016 Stock Option Plan;

__________common shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $___ per share;

__________common shares issuable upon the exercise of $_________ aggregate principal amount of outstanding convertible debentures with a weighted average conversion price of $___ per share ;

up to _________ common shares issuable upon the exercise of the Warrants included in the Units offered hereby; and

up to _________common shares issuable upon exercise of warrants to be issued to the underwriter in connection with this offering, which will have an exercise price per share equal to 110% of the initial public offering price per share in this offering.

Where there is a substantial disparity between the public offering price and the effective cash cost to directors or senior management, or affiliated persons, of equity securities acquired by them in transactions during the past five years, or which they have the right to acquire, include a comparison of the public contribution in the proposed public offering and the effective cash contributions of such persons.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus

CORPORATE Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular based communications solutions over advanced 4G mobile networks under the Uniden® Cellular and Siyata brands. Siyata’s three product categories include In-Vehicle communications solutions for commercial fleet vehicles, rugged handheld mobile devices for industrial workers, and cellular amplifiers to boost the cellular signal inside homes, buildings, and vehicles.

Siyata In-Vehicle communications devices are specifically designed for professional vehicles such as trucks, vans, buses, emergency service vehicles, government cars and more. The Company’s innovative platform is designed to facilitate replacement of the current in vehicle, multi-device status quo with a single device (the flagship Uniden® UV350 4G device) that incorporates voice, Push-to- Talk over Cellular (“PoC”), data fleet management solutions and more. The UV350 also supports band 14 for FirstNet compatibility which is the US First Responders 4G LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia and the Middle East.

Siyata launched its flagship 4G UV350 commercial vehicle smartphone device with Bell Mobility in late Q4 2018, with AT&T as well as with their first responder cellular network FirstNet in late Q2 and with Rogers Wireless and Verizon Wireless in Q4 2019. These are major milestones for the Company following Siyata’s seven years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various PTT solutions and intensive carrier certifications.

The two U.S Tier 1 cellular carriers that Siyata are working with, have distribution and sales channels many times larger than the existing sales channels of the Company. With an estimated 20 million commercial vehicles including 3.5 million first responder vehicles, according to the United States Department of Transportation, the Company sees the U.S market as its largest opportunity with a total addressable market over $20 billion. These Tier 1 cellular carriers have a keen interest in launching the UV350 as it allows for new SIM card activations in commercial vehicles and increased ARPU from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle smartphone.

In Q1 2020 Siyata Mobile Inc. signed a supply agreement with a leading global Land Mobile Radio (“LMR”) provider as an additional major channel for sales of the UV350.

Siyata launched the innovative CP250 tablet/DVR connected vehicle 4G device, which is built for cellular voice calls, Push-to-Talk Over Cellular (“PoC”), data, and navigation with a built-in DVR camera and more. This device was designed to be installed on the dash or mounted on a windshield, specifically for lighter commercial vehicles such as taxis, vans and delivery trucks. The 5” wide screen display tablet-based design ensures better communication capabilities for professional drivers. Sales of the CP250 device are focused in Europe, Australia and the Middle East.

In addition to its connected vehicle product portfolio, the Company develops, manufactures, markets, and sells 4G/LTE rugged handheld Push to Talk smartphone devices for industrial users. These rugged B2B environments are focused towards similar enterprise customers that Siyata sells its connected vehicle devices to and include first responders, construction workers, security guards, government agencies and various mobile workers in multiple industries.

Siyata also manufactures, markets, and sells Uniden® cellular signal boosters and accessories for homes, buildings, manufacturing facilities and vehicles with poor cell coverage across Canada and the United States. The vehicle vertical in this portfolio well complements the UV350 vehicle smartphone as the company begins to get sales of the UV350 bundled with its Uniden vehicle boosters.

The Company’s shares are listed on Tier 1 of the TSX Venture Exchange (“TSX-V”) under the symbol SIM, and as of July 25, 2017 on the NASDAQ Over the Counter Venture Exchange (“OTCQX”) under the symbol SYATF.

The corporate office of the Company is located at 1001 Lenoir Street, Montreal, Quebec H4C 2Z6 and the registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

Year ended December 31, 2019 compared to year ended December 31, 2018

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	2019	2018	2017
Revenues	$13,019,792	$14,220,542	$17,753,006
Comprehensive Loss for the year	(10,545,572)	(10,658,899)	(5,218,304)
Net loss for the year	(10,160,351)	(11,527,981)	(5,058,495)
Net loss per share
Basic	$(0.09)	$(0.12)	$(0.06)
Diluted	$(0.09)	$(0.12)	$(0.06)
Total Assets	21,010,797	17,784,342	21,877,613
Total non-current financial liabilities(1)	7,258,370	4,564,831	4,639,682
Cash dividends declared in all classes of shares	-	-	-

(1) Includes current and long-term debts and future purchase consideration

SIGNIFICANT HIGHLIGHTS

The following highlights and developments for the year ended December 31, 2019 and to the date of this MD&A: During the period reflected, the Company achieved various milestones such as:

●	Siyata announced the Uniden ® UV350 in-vehicle mounted tablet was certified by AT&T as well as FirstNet Ready, making it tested and approved for use with services on the FirstNet communications platform. FirstNet was built with AT&T in a public-private partnership with the First Responder Network Authority (FirstNet Authority) – an independent agency within the federal government. It’s designed for first responders and those critical to their emergency response.

●	Siyata has received a purchase order from its first US customer to equip their fleet of yellow school buses with its Uniden® UV350, bringing the total order to over $1MM.

●	Siyata launched the new Push-to-Talk Over Cellular (“PoC”) LTE Uniden® UV350 in-vehicle device with Rogers Wireless, the largest provider of wireless communications services in Canada. The launch includes integration with Nova Talk, a leading enterprise “PoC” solution for instant communication of their operating fleets of vehicles.

●	Siyata announced its collaboration with Tango Tango, a FirstNet Certified™ Push-to-Talk application and communications service provider, to offer the Uniden® UV350 dedicated in-vehicle device to its first responder customers in the United States.

●	Siyata announced it has launched the Company’s flagship Push-to Talk LTE Uniden® UV350 in-vehicle cellular IoT device with Verizon Wireless.

●	Siyata finalized integration with AT&Ts Workforce Manager enterprise application which is now available on the UV350.

●	Siyata launched its UV350 Desktop Dispatch Unit (DDU) which is an ultimate solution for enterprise PoC dispatchers.

●	Siyata won an initial $200,000 contract to supply its Uniden(R) UV350 in-vehicle smartphones to one of Canada’s largest heavy civil construction companies.

●	Siyata announced that the Company has signed a multi-year supply agreement with a global Land Mobile Radio (“LMR”) and software vendor (the “Vendor”). The agreement outlines that Siyata Mobile will supply the Uniden® UV350 in-vehicle IoT device to the Vendor, for resale to its first responder and commercial fleet customers looking to replace or augment its current in-vehicle communication hardware with next generation IoT solutions.

●	Siyata announced the launch of the 4G/LTE UR5 Push to Talk rugged device for the first responder and enterprise mobile workforce. The UR5 is “Rugged and Ready” to handle the vigorous work environments encountered by enterprise workers and first responders on the front line of defense.

●	Siyata announced the Company has partnered with TASSTA, a global mission critical push-to-talk (MCPTT) software provider and end-to-end solution for critical communications with initial opportunities to work together in Southeast Asia.

●	Siyata appointed Jason Depue as US VP Sales to Lead sales at AT&T and FirstNet. Mr. DePue is an experienced sales executive with a demonstrated history across carrier, OEM and industrial segments in the wireless telecommunications industry.

●	Siyata announced that it launched the next generation line of 4G LTE Uniden cellular signal boosters, helping families and businesses improve network connectivity for work, school and entertainment purposes.

Licensing Agreement with Uniden® America Corp

Siyata Mobile has exclusive rights in North America to market and distribute their innovative devices under the Uniden® brand in categories of cellular amplifiers, connected vehicle cellular devices and rugged cellular products. Uniden brings strong brand recognition for Siyata’s devices and introduces a more unified brand to the current dealers, operators and future customers in North America.

The Company’s current license agreement with Uniden (the “Uniden Agreement”) has a 3-year term, commencing on January 1, 2020 and expiring on December 31, 2022. Minimum annual payments under the Uniden Agreement are $108,000 USD in 2020 and $120,000 USD in 2021 and 2022 (the “Minimum Royalty Payments”). At the end of each fiscal year, Siyata will pay Uniden 3% of any sales from the licensed products under the Uniden Agreement that exceeds the Minimum Royalty Payments for the fiscal year.

Licensing Agreement with Via Licensing

Effective June 8, 2018, the Company entered into two separate licensing agreements with Via Licensing Corporation to utilize worldwide patents related to the coding and decoding of “android” software as well as access and download within the “LTE/ 4G” network (the “Via Licensing Agreements”). This patent is for an initial period of 5 years and can be extended for a further 5-year term. Under the Via Licensing Agreement, the Company has the right at any time during the term on any extension hereof, to terminate these agreements upon providing 60 days advanced notice of termination. Under the Via Licensing Agreements, the quarterly royalty fees are based solely on product sales and is a percentage formula based upon the number of units sold, the country manufactured and the country location of the end customer. There are no minimum royalty fees payable under the Via Licensing Agreements.

Licensing Agreement with Wilson Electronics, LLC

Siyata entered into a royalty agreement with Wilson Electronics LLC on November 30, 2017, effective January 1, 2018 (the “Wilson Agreement”). Under the Wilson Agreement, we have licensed a patent for its cellular booster portfolio of products from Wilson Electronics, LLC, for the rights to the stand-alone cell phone radio signal booster on a worldwide basis. The Wilson Agreement shall remain in force until the expiration of all of the patents under the Wilson Agreement expire. Under the Wilson Agreement, Siyata will pay a royalty to Wilson Electronics LLC of 4.5% of the sales of booster products, payable quarterly.

Financing Initiatives

On August 29, 2019, Siyata completed a non-brokered private placement raising gross proceeds of $3,000,000 through the issuance of 7,500,000 units at a price of $0.40 per unit. Each unit consisted of one common share and one half share purchase warrant. Each warrant is exercisable at a price of $0.60 for a period of two years. In conjunction with the placement, the Company was not required to pay agent’s fees.

On December 23, 2019, Siyata Entered into a brokered private placement financing raising CDN$7,866,000.00 through the issuance of 7,866,000 unsecured 12% per annum convertible debentures (the “Convertible Debentures”) maturing on December 23, 2021 at a price of CDN$1.00 (the “Issue Price”) per Convertible Debenture (the “Offering”). The Offering was completed through a syndicate with co-lead agents, PI Financial Corp. and Canaccord Genuity Corp. (collectively, the “Co-Lead Agents”), and with Paradigm Capital Inc. and Beacon Securities Limited (together with the Co-Lead Agents, the “Agents”). Each $1,000 of Convertible Debenture will be convertible into 2,222 common shares in the capital of the Company (“Common Shares” and each is a “Common Share”) representing approximately CDN$0.45 (the “Conversion Price”) per Common Share, subject to adjustment in certain events. These convertible debentures are redeemable by the Company at 101% of the face value at any time after December 23, 2020. These debentures are convertible into Common Shares at the Conversion Price at the option of the holder at any time prior to the close of business on the earlier of: (i) the last business day immediately preceding the Maturity Date, and (ii) the date fixed for redemption in the event of a change of control. Each purchaser also received one (1) non-transferrable share purchase warrant (each, a “Warrant”) for each CDN $1.00 principal amount of Convertible Debentures purchased by such purchaser. Each Warrant will entitle the holder to acquire one further Common Share (each, a “Warrant Share”) at an exercise price of CDN $0.45 per Warrant Share. The Warrants will expire on December 23, 2022.

Subsequent to the year end, the Company entered into a demand line of credit arrangement with the TD Bank to a maximum of $1,500,000. This line of credit is secured by a $4,000,000 first ranking lien on its wholly owned subsidiary, Signifi Mobile Inc.’s assets. Interest rate on the loan is TD Bank’s Canadian prime rate + 1.25%. The loan is further limited to the lessor of $1,500,000 or by the borrowing base which is 90% of insured receivables under 90 days, plus 80% of receivables over 90 days, plus 30% of inventory (up to a maximum of up to $400,000). A financial covenant requires that net tangible net worth cannot be less than $1,500,000 in Signifi Mobile Inc.

Subsequent to the year end, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc., a reporting insider. Accel subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of CDN$1,000 per Convertible Debenture for aggregate gross proceeds of approximately USD$1,000,000 (the “Convertible Debenture Offering”). Each Convertible Debenture is convertible, at the option of the holder, into 3,333 common shares in the capital of the Company at a price of CDN$0.30 per Common Share, subject to adjustment in certain events and are redeemable at 101% of the face value at any time after the closing date. Accel also received 1,330,000 non-transferrable common share purchase warrants (each, a "Debenture Warrant"). Each Debenture Warrant entitles the holder to acquire one Common Share (each, a "Debenture Warrant Share") at an exercise price of CDN$0.30 per Debenture Warrant Share for a period of twelve (12) months after the date of issue.

The Company entered into an agreement with an existing arm’s-length debenture holder to amend the terms of its outstanding convertible debentures due June 28, 2020 on equivalent terms as the Convertible Debentures Offering in the amount of CDN$250,000. No finders’ fees were paid in conjunction with the Convertible Debenture Offering.

On August 4, 2020, the Company completed a non-brokered private placement raising aggregate gross proceeds of $2,150,000 through the issuance of 21,500,000 units (the “August 2020 Units”) at a price of $0.10 per August 2020 Unit. Each August 2020 Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant (each, a “August 2020 Warrant”). Each whole August 2020 Warrant is exercisable at a price of $0.18 for a period of two years. The Company paid a cash commission of $24,681.60 and issued 246,816 broker warrants on the same terms as the August 2020 Warrants to certain finders.

OUTLOOK

The Company is a global developer and provider of a vehicle mounted communications platform over advanced mobile networks. Customers include cellular operators and their dealers, commercial vehicle technology distributors and fleets of all sizes in Canada, Europe, Australia and the Middle East. The Company’s “Connected-Vehicle” devices and various accessories are specifically designed for enterprise customers and professional fleets such as trucks, vans, buses, ambulances, government cars and more. The Company aims to provide greater mobile connectivity for professional drivers and facilitate replacement of the current in-vehicle, multi device status quo with a single device that incorporates voice, data and fleet management solutions with the new suite of 4G UV350 and UV250 products. In addition, the Company develops, markets and sells rugged Push to Talk mobile devices, cellular amplifiers and various accessories for both consumer and enterprise customers with sales across North America, Europe and the Middle East to multiple retailers, distributors and cellular dealers.

Siyata has received device approval for its Uniden® UV350 from AT&T, Verizon and FirstNet in the US as well as at Tier 1 Canadian carriers, Bell Mobility and Rogers Wireless. Siyata offers a complete product offering including the UV350 device and multiple accessory peripherals as well as integration with multiple fleet applications which has resulted in initial purchase orders in the USA and Canada.

With over 20 million commercial and first responder vehicles in North America, per the U.S. Department of Transportation, this represents a multi-billion-dollar opportunity for Siyata which it began aggressively pursuing and capturing in 2019 and continues to do so. In addition, Siyata is working closely with Motorola’s Push to Talk software subsidiary Kodiak. The company already launched the UV350 in partnership with Motorola and plans to sell this device to multiple Kodiak partners in North America and globally. Siyata’s management believes that these key partnerships that have unlocked large scale sales opportunities for its products which it expects will continue in the coming years and will also result in a paradigm shift in our revenue base to predominantly the North American market.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn.

The Company has experienced an increase of sales of its cellular boosters as more people are working remotely as a result of the COVID-19 pandemic but its overall sales during the pandemic have remained similar to its sales in 2019 during this time period with a shift towards increased sales in North America in the first responder market. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. The Company plans to address any going concerns from the pandemic by continuing to increase its sales in North America which is a substantial larger market than the Company has sold in the past. In addition, its cellular distribution business shall remain strong during this time since more individuals will continue to work from home. The Company also expect that the proceeds from this offering will allow to cover any shortfall that the Company may incur until the pandemic is no longer a worldwide issue. In addition, the Company believes that its cellular booster business remains strong during the COVID-19 pandemic as more individuals continue to work from home, requiring improved cellular reception.

Critical Accounting Policies, Judgments and Estimates

Statement of compliance

The accompanying consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of consolidation and presentation

The accompanying consolidated financial statements of the Company have been prepared on the historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

The accompanying consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%

The accompanying consolidated financial statements of the Company are presented in Canadian dollars, which is the functional currency of the Company.

Foreign currency translation

Items included in the Company’s accompanying financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the Canadian dollar which is also the functional currency of all its subsidiaries except Siyata Mobile Israel Ltd. which is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS

The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the Canadian dollar are translated into Canadian dollars at period end exchange rates. Income and expenses, and cash flows are translated into Canadian dollars using the average exchange rate. Exchange differences resulting from the translation of United States operations are recognized in other comprehensive income (loss) and accumulated in equity.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

.

Use of estimates and judgements

The preparation of the Company’s accompanying consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

●	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Mobile Israel Ltd. which has the functional currency of the US dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the accompanying consolidated financial statements.

New accounting pronouncements

The following new accounting policies were adopted by the Company during the year ended December 31, 2019:

As of January 1, 2019, the Company adopted the following new accounting standards and interpretations on a modified retrospective approach:

IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”), specifies how to recognize, measure, present, and disclose leases. The standard provides a single-lessee accounting model, requiring lessees to recognize a right-of-use asset representing its right to use the underlying asset and a liability representing its obligation to make lease payments (“lease obligation”), for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17, Leases (“IAS 17”). The Company’s accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company adopted IFRS 16 using the modified retrospective approach and therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 to determine whether an arrangement contains a lease.

The Company as a lessee

The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Current office and car lease terms range from 6 months to 22 months. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

Effective January 1, 2019 (date of initial application), the Company adopted IFRS 16 using the modified retrospective transition approach. Accordingly, comparative figures as at and for the year ended December 31, 2018 have not been restated and continue to be reported under IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).

The Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under IAS 17 and IFRIC 4. The Company applied the definition of a lease under IFRS 16 to contracts entered into or modified on or after January 1, 2019.

At transition, the Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17: applied a single discount rate to a portfolio of leases with similar characteristics; recognition exemption of short-term leases; recognition exemption of low-value leases; and used hindsight when determining the lease term if the contract contained options to extend or terminate the lease.

When applying the modified retrospective transition approach, for leases previously classified as operating leases under IAS 17 and IFRIC 4, on initial application, a lessee is permitted to measure the ROU asset, on a lease-by-lease basis, using one of two methods: (1) as if IFRS 16 had always been applied, using the incremental borrowing rate at the date of initial application; or (2) at an amount equal to the lease liability (subject to certain adjustments). For all leases, the Company applied the second method and recognized the ROU assets based on the corresponding lease liability. As at January 1, 2019, the Company recorded lease obligations of $407,776 and ROU assets of $407,776. When measuring lease liabilities, the Company discounted future lease payments using its incremental borrowing rate as at January 1, 2019. The weighted-average rate applied was 7.5%. During the year ended December 31, 2019, the Company recorded $147,946 of depreciation of ROU assets, and $14,827 of interest accretion on discounted lease obligations as a result of the adoption of IFRS 16.

The following table reconciles the Company’s operating lease commitments as at December 31, 2018, as previously disclosed in the Company’s annual audited consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 on January 1, 2019:

As at January 1, 2019	Previously Reported under IAS 17	IFRS 16 Transition Adjustments	As report under IFRS 16
Right of use Assets	$-	$407,776	$407,776
Lease Obligation	$-	$407,776	$407,776

RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2019

The following table sets forth a summary of its results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	December 31, 2019	December 31, 2018
Revenues	$13,019,792	$14,220,542

Comprehensive Loss for the year	(10,545,572)	(10,658,899)
Net loss for the year	(10,160,351)	(11,527,981)
Net loss per share
Basic	$(0.09)	$(0.12)
Diluted	$(0.09)	$(0.12)
Total Assets	21,010,797	17,784,342
Total non-current financial liabilities(1)	7,258,370	4,564,831
Cash dividends declared in all classes of shares	-	-

(1) Includes current and long-term debts and future purchase consideration

The following is an analysis of the Company’s operating results for the year ended December 31, 2019 and includes a comparison against the year ended December 31, 2018.

Revenues

Revenues for the year ended December 31, 2019 were $13,019,792 compared to $14,220,542 for the same period in the previous year. This negative variance of ($1,200,750) (-8.4%) is due to the increase in sales in North America resulting from initial demand for our Uniden® UV350 4G In-vehicle product in North America in 2019 as a direct result of certification with Tier One mobile operators offset by the drop in sales in in Europe and the Middle East of Siyata’s 3G legacy products. Our sales of 3G legacy products began to slow down in 2018, and in 2019 they represented 2.7% of our total 2019 year revenues.

Since January 1, 2020, Siyata has grown its sales pipeline of opportunities for our 4G flagship UV350 device to include potential customers from many different vertical markets including school bus operators, utilities, First responder agencies, municipal vehicles, construction companies, transportation companies, and more. As of July 2020, we have proof of concept trials in progress with approximately 40 different companies which if we won every opportunity would equate to revenue of up to $20 million. We do not believe that we will win every opportunity, nor that every opportunity will deploy their entire fleet all at once, but we see growing demand for UV350 as we encourage more and more potential customers to begin proof of concept trials. We expect this demand will more than offset the decline in sales from our 3G legacy devices.

Costs of Goods Sold

Cost of sales for the year ended December 31, 2019 were $9,732,577 compared to $12,161,044 for the same period in the previous year. The gross margin dollars for this period was $3,287,215 (25.26% of sales) compared to $2,059,498 (14.5%) of sales in the previous year, a positive variance of $1,227,717. The increase in gross margin dollars is due to the higher overall margins in the North American marketplace a result of sales of the Uniden® UV350 4G In-vehicle sold in 2019 offset by the lower sales volume of 8.4%.

Amortization and Depreciation

Amortization and depreciation costs for the year ended December 31, 2019 was $1,550,607 compared to $704,749 for the same period in the previous year. The negative variance of ($845,858) relates to the amortization required under IFRS 16 of $136,946 in 2019, not applied prior to 2019, as well as the increase in depreciation in the year in the UV350 on the new portfolio of 4G as well as the increase in amortization of the 3G remaining products in the amount of $88,005.

The amortization of product development costs of $950,383 over a 5-6 year useful life is broken down into three categories. The first category involves product development costs from the Company’s products that are not commercially ready for sale (4G products). These costs have not been amortized in 2019 and involve a total capitalized intangible cost of $1,800,377. The second category involves product development cost of fully amortized 3G products amounting to $2,924,423. No amortization was taken in the second category in 2019. The third category involves product development costs of 3G and 4G products that were amortized in 2019. The cost of these products totalled $7,094,605 in 2019; with $226,007 and $6,868,598 for 3G and 4G products, respectively. The amortization amount in 2019 was $950,383 consisting of $115,585 for 3G products with only two years left on the 5-year amortization and product development cost amortization for 4G products in 2019 of $834,798, based upon each of their useful lives of either 5- or 6-years.

Selling and Marketing Costs

(in thousands)	December 31, 2019	December 31, 2018
Salaries and related expenses	$2,063	$1,519
Advertising and marketing	2,256	3,545
Travel and conferences	404	385
Total	$4,723	$5,449

Selling and marketing costs for the year ended December 31, 2019 were $4,723,236 compared to $5,449,031 for the same period in the previous year. This positive variance of $725,795 is due to an increase in selling salaries and commissions on the suite of new products in the amount of $544,000, the decrease in additional advertising and marketing costs of $1,289,000 due to the engaging of salaried employees to promote the new products in North America and globally including trial samples, tradeshows and targeted promotional activities and a marginal increase of $19,000 in travel related costs.

General and Administrative Costs

(in thousands)	December 31, 2019	December 31, 2018
Salaries and related expenses	$540	$306
Professional services	269	397
Consulting and director fees	1,278	828
Management fees	170	570
Travel	106	94
Office and general	353	384
Regulatory and filing fees	62	25
Shareholder relations	304	325
Total	$3,082	$2,929

General and administrative costs for the year ended December 31, 2019 of $3,081,966 compared to $2,929,277 for the same period in the previous year. This negative variance of $152,689 relate to the negative variance in salaries in the year of $234,000 related to the increase in direct hires offset by the positive variance in lower management fees of $400,000, a negative variance in the increase in director and consulting fees of $450,000 in the year for management salaries and increase in the number of Directors, the positive variance in professional services of $128,000 relating to less consultants in the year, the slight negative variance in G&A travel of $12,000, the positive variance in office and general of $29,000 related to cost rationalization, a negative variance in regulatory and filing fees of $37,000 related to costs for both TSX.V and OTCQX additional fees, and a positive variance of $21,000 related to shareholder relations resulting from costs rationalization.

Research and Development

Research and Development costs for the year ended December 31, 2019 were 1,005,000 compared to zero in 2018. The Company engaged an independent outside valuator to measure the Recoverable Amount of the Intangibles. As a result of their findings, management expensed certain development costs incurred in the year so as not to exceed the net recoverable amount..

Impairment in Intangible Assets

Impairment in intangible resulted in $147,977 in Q4 2019 on the impairment of the E-wave license as compared to a $1,954,000 impairment in the prior year on the write down of the CP-200 rugged phone, a positive variance of $1,806,023.

Share-based Payments

Share-based payments for the year ended December 31, 2019 was $1,490,313 compared to $1,102,313 for the same period in the previous year which is a negative variance of $388,000 which relates to the valuation of stock options vested during the period.

Finance Expense

Finance expense for the year ended December 31, 2019 was $1,276,827 compared to an expense of compared to $975,468 for the same period in the previous year for a negative variance of $301,359. This negative variance resulted from the loss of $176,737 on the rollover of the 10.5% debenture, included in finance expenses, as well as the additional accrual in Q4 2019 on the 12% debenture of $41,923, plus the increase in amortization of the 10.5% debenture of an additional $82,699 in 2019.

Foreign Exchange Loss

Foreign exchange loss (income) for the year ended December 31, 2019 of $141,640 compared to foreign exchange income of ($46,507) for the same period in the previous year for a negative variance of ($188,147). This variance resulted from foreign currency fluctuations in the period.

Accreditation and Change in Value of Future Contingent Consideration

Accretion and change in value of future contingent consideration resulted in an expense for the year ended December 31, 2019 of $30,000 versus an expense of $519,148 for the same period in 2018, a positive variance of $489,148 which results that as of the end of Q2 2019, the Company did not have any contingent consideration and therefore had no accretion expense compared to a large accretion expense due to a fluctuating stock price in 2018 required for the future purchase consideration.

Net income (loss) for the period

The Company experienced a net loss for the year ended December 31, 2019 of ($10,160,351) as compared to net loss of ($11,527,981) for the same period in the previous year representing a positive variance of $1,367,630. This positive variance is due to the positive variances in gross margin of $1,227,717. Selling expenses of $725,795, accretion of $489,148 and impairment in the value of intangible assets of $1,806,023 offset by negative variances in, amortization of ($845,858), development costs of ($1,005,000), G&A of $152,689, share based compensation of ($388,000), finance expenses of ($301,359), and foreign exchange of ($188,147).

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the year ended December 31, 2019 of ($10,545,572) as compared to a comprehensive loss of ($10,658,899) for the same period in the previous year representing a positive variance of $113,327.

Adjusted EBITDA

For the year ended December 31, 2019 the adjusted EBITDA is negative ($4,517,987) versus negative ($6,318,810) in the same period in 2018 a positive variance of $1,800,823. Adjusted EBITDA is defined as the EBITDA adding back the share based compensation expense, the impairment of intangible assets and product development expenses.

The Company defines capital as consisting of shareholder’s equity (comprised of issued share capital, reserves, accumulated translation differences and deficit). The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at December 31, 2019, the Company is only subject to externally imposed capital requirements arising from the quarterly payments of interest on the debenture, and the monthly principal and interest payments from the BDC loan. The Company is also subject to a debt covenant in relation to the factoring agreement. At no time during the year was the Company in breach of the covenant.

LIQUIDITY AND CAPITAL RESOURCES

Siyata Mobile Israel has a factoring facility with Israeli banks whereby the Bank advances funds to Siyata Mobile Israel and charges a fluctuating interest rate on the advanced funds until it is repaid by the borrowers’ customers. The Bank has a lien on these receivables. The factored receivables are all required to be insured in case of customer default with a financial institution.

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has historically financed its operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at December 31, 2019 the Company had a cash balance of $3,465,371, compared to $2,420,205 in December 31, 2018. As at December 31, 2019, the Company had an accumulated deficit of $32,779,519, compared to $22,619,168 as of December 31, 2018, and working capital of $6,704,651, compared to $4,565,215 as of December 31, 2018.

The following table sets forth a summary of its cash flows for the periods indicated:

	As of December 31, 2019	As of December 31, 2018
Net cash used in operating activities	(8,544,227)	(2,996,235)
Net cash used in investing activities	(3,020,880)	(2,879,193)
Net cash from financing activities	12,569,404	3,813,315

Cash (used in) provided by operating activities

Net cash flows used in operating activities for the year ended December 31, 2019 were ($8,544,227) compared with cash used of ($2,996,235) in the same period of the prior year. The increase in cash used of $5,547,992 in operating activities was primarily due to the increase in the non-cash working capital items by $6,132,430 consisting of an increase in trade and other receivables, prepaids, and advances to suppliers of $3,582,935, accounts payable and accrued liabilities of $2,338,667, due to related party of $1,064,675 net of inventory of negative $853,847 offset by the decrease in the loss net of non-cash items of $584,438.

Cash (used in) provided by investing activities

Net cash flows used in investing activities for the year ended December 31, 2019 was $3,020,880 compared with $2,879,193 in the prior year, a negative variance of $141,687. This variance relates primarily to costs incurred for testing with multiple carriers in order to obtain device approval on their networks.

Cash used in financing activities:

	December 31, 2019	December 31, 2018
Financing activities:
Proceeds of loans	3,778,634	250,000
Repayment of loans	(34,000)	(20,000)
Lease payments	(165,584)	-
Private placement	3,000,000	2,080,710
Share issue costs	(243,379)	(375,423)
Bank loan	42,230	-
Exercise of stock options	-	410,000
Exercise of warrants	5,862,745	1,324,464
Exercise of agents’ options	328,758	143,564
Net cash from financing activities	12,569,404	3,813,315

Net cash provided by financing activities for the year ended December 31, 2019 was $12,569,404 compared to $3,813,315 in December 31, 2018. This positive variance of $8,756,089 relates to the proceeds received from the issuance of the 12% convertible debenture for net proceeds of $3,778,634, exercise of 11,725,490 share purchase warrants for proceeds of $5,862,745 for the year end December 31, 2019, compared to $1,324,464 in the prior year, plus the proceeds received from the 7,500,000 share non-brokered private placement in the amount of $3,000,000, plus the exercise of 821,896 agents’ options for proceeds of $328,758, compared to proceeds of $143,564 in December 31, 2018, offset by issue costs of $243,379 (2018-$375,423), offset by the proceeds from the exercise of stock options in the prior year of $410,000, ( 2019-$0) and offset by the proceeds of the BDC loan in the prior year of $250,000 and BDC principal payment increase of $14,000 over the prior year.

The future success of the Company is now dependent on the continued success of its vehicle mounted communications products, its mobile rugged phones and its Booster systems in the market together with the ability to finance the necessary working capital, at agreeable terms, to support the growth of the business.

The Company had a debenture maturity balloon payment of $1,445,000 which was repaid on June 28, 2020. On June 23, 2020 the Company entered into a new debenture private placement of $1,580,000 with a 12% coupon with a maturity of June 22, 2021 which was used to pay off the above balloon payment. Of the total proceeds from this new debenture, $250,000 was related to one of the old debenture holders, re-investing their investment into the new debenture and thus this portion was deemed a non-cash transaction. The Company plans on using part of the proceeds of this offering, as well as its working capital to repay these debentures prior to maturity as well as any other material debt that the Company currently has outstanding.

Financial Instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

Financial instruments measured at fair value are classified into three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

The fair values of the Company’s cash, trade and other receivables, due from related party, and accounts payable and accrued liabilities approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2019 and December 31, 2018:

	Level 1	Level 2	Level 3

December 31, 2018:
Future purchase consideration	$430,000	$-	$-

December 31, 2019:
Future purchase consideration	$-	$-	$-

The balance of future purchase consideration above is the current portion, plus the present value of the non-current portion presented on the consolidated statements of financial position.

The input used in Level 1 for the year ended and for the year ended December 31, 2018 is either the cash the Company is obligated to pay as an anniversary payment or the Company’s share price quoted on active markets, or a combination thereof, depending on which payment form is considered most probable to be chosen by the vendor.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company's exposure to credit risk is influenced by the individual characteristics of each customer. However, management also considers the demographics of the Company's customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 15% of the Company's revenues for 2019 (2018- 29%) are attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company's standard payment and delivery terms and conditions are offered. The Company's review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represent the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Customers that fail to meet the Company's benchmark creditworthiness may transact with the Company only on a prepayment basis.

More than 80% of the Company's customers have been active with the Company for over four years, and no impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate to the Company's wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company, and future sales are made on a prepayment basis.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2019	December 31, 2018
Israel	$754	$626
Europe	39	25
North America	1,151	274
Total	$1,944	$925

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company's plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding. The increase in days-sales-outstanding in our trade receivables is due to a factoring arrangement which we use to expedite collection in Israel, where no such arrangement is in place for sales in North America. Receivables in Israel are collected 80-85% up-front from the factoring company, which are then presented on a net basis in the financial statements in accordance with IAS 32. In 2019, sales in the North American market increased to 36% of our sales, from 25% in the prior year, which accordingly increased our collection period due to the lack of a factoring arrangement for those receivables.

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of Siyata Israel is the US dollar (“USD”). Revenues are predominantly incurred in the US dollar with expenses in the Israeli New Sheqel (“NIS”). As at December 31, 2019, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in CAD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:

Current assets
Cash	175	1,273	2,017	3,465
Trade and other receivables	1,019	889	36	1,944
Due from director	260	-	-	260
Current liabilities
Bank Loan	-	(42)	-	(42)
Accounts payable and accrued liabilities	(448)	(1,393)	(725)	(2,566)
Due to related party	-	(100)		(100)
Convertible debentures			(6,636)	(6,636)
Long term debt	-	-	(196)	(196)
Total	1,006	627	(5,504)	(3,871)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is currently immaterial as the Company’s debt bears interest at fixed rates.

Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Contractual Obligations

The following table summarized the contractual obligations of the Company as of December 31, 2019:

	Less than one year	1-3 years	3-5 years	Over 5 years	Total

Capital lease obligations	151,437	101,582	-	-	253,019
Long Term Debt	60,000	136,000	-	-	196,000
Debentures	1,455,000	7,866,000	-	-	9,321,000
Other Long term Liabilities	-	173,044	-	-	173,044
Commitments by date due	1,666,437	8,276,626	-	-	9,943,063

Future Financings

The Company may sell its common shares in order to fund its business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve sales of the equity securities or arrange for debt or other financing to fund its growth in case it is necessary, or if the Company is able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

BUSINESS

The Problem

Businesses and organizations that rely on commercial vehicle fleets to carry out critical business functions and operations have historically used two-way radios (“Land Mobile Radios” or “LMR”) to communicate between drivers and headquarters. LMR communication devices have historically encountered several challenges. These devices are typically expensive, generally consisting of older and outdated technology. LMR devices are also limited in their range of communication, as local radio bandwidth is limited. Most devices are restricted to communications in one metro areas with limited connectivity with neighboring areas, agencies or companies, hindering headquarters’ ability to communicate with their vehicles. Occasionally, vehicles communicating through LMR will often encounter a communication “dead zone”, thus hindering these vehicles’ abilities to communicate during times of emergencies. They are single-purpose devices, allowing for communications through “push-to-talk” (“PTT”) broadcasting with limited additional features.

UV350 In-Vehicle Solution

The Uniden® UV350 (the “UV350”) is the world’s first and only smartphone with 4G/LTE capabilities specifically designed for in-vehicle usage, optimizing mobile communications for on the road commercial fleet vehicles. Unlike existing Land Mobile Radio (LMR) technology, that operates over radio signals, the UV350 operates over standard 4G cellular networks. The UV350 received United States Federal Communications Commission’s approval as a cellular device, Industry Canada’s approval, certification of PCS Type Certification Review Board (“PTCRB”), Google GMS certification, and Conformité Européenne (“CE”) and Emark certification. The UV350 and has been certified or approved for manufacturing or sale by several North American wireless carriers, including AT&T, Bell Mobility, Rogers, Motorola Solutions and Verizon. The UV350’s reputation and approvals from industry leaders represent a barrier to entry for potential direct competitive devices, with North American carrier for in-vehicle devices for fleet communication.

The UV350 contains several unique features, including:

●	Android Operating System Compatibility. Android compatibility allows customers to download apps such as a PTT app and have it configured by the wireless carrier to ensure your workers can communicate one-to-one, or in a full group call. Because virtually any Android fleet application can be downloaded, this enables customers to eliminate redundant single-purpose hardware in their fleet vehicles.

●	Noise Cancelation. Best-in-class loud and clear audio in noisy commercial vehicles. Our bundled kit includes a dedicated loud speaker and microphone for both phone calls and Push To Talk (PTT) calls.

●	Economic. Far lower price to customers compared to using multiple single purpose devices which can cost thousands of dollars to purchase, and lots of time to install and maintain. With our UV350, the truck only needs one sim card with a voice and data plan as opposed to using multiple devices with multiple sims and plans. This allows lower monthly fees per vehicle.

●	Safety. With its large display a dedicated palm mic and one-touch buttons for key driver tasks, the UV350 is safe for drivers, allowing them to keep their eyes on the road and hands on the wheel.

●	Wi-Fi Hotspot. Customers can connect up to five devices to the UV350 via Wi-Fi, giving the customers added connectivity options.

●	Always Powered. The UV350 is powered by the vehicle’s battery so it automatically powers on when the vehicle is started up, and it defaults to turn off automatically when the vehicle is turned off. This default setting can be changed for customers who need the device to stay on after the vehicle is shut off. The device is designed to operate properly in any extreme temperature situation.

●	4G/LTE. The UV350 works on the multiple wireless carrier networks which provide the best nation-wide coverage options for customers and is compatible with high speed 4G data networks.

●	Accessories. In addition to the UV350 standard bundle kit which includes everything that customers need to get started, Siyata also offers optional PTT accessories such as a Wired Palm Mic which most PTT customers prefer. For customers whose fleet vehicles travel into areas with limited cellular reception, Siyata offers an outdoor, roof mounted antenna as well as an optional in-line cellular booster to amplify the cellular signal so that fleet vehicles can maintain connection when they are further away from cellular tower sites.

Our Rugged Handheld Solution

Siyata has entered into supply agreements with several North American wireless carriers. The Company believes that additional complementary PTT devices can be offered by Siyata to these wireless carriers. The rugged handheld market, smartphones designed specifically to withstand hardship and exposure, have relatively few competitors, and wireless carriers appear poised to expand their offerings in this category.

Siyata currently offers a rugged handheld clamshell device (UR7) outside of North America for customers who demand a cost-effective high performing PTT device. We recently launched an additional rugged device (UR5) which is intended to complement our commercial vehicle devices for the North American and international markets and will support popular Push-to-Talk apps. Key vertical markets for rugged handheld devices are construction job sites, warehouses, factories, hotels, retail stores, schools, landscaping crews, special events. Customers who would consider our rugged handheld devices are looking to increase the worker’s productivity, and to reduce their total cost of ownership compared to other devices.

●	Tough & Rugged. Our rugged devices meet the industry standards for ruggedness and water resistance.

●	Large PTT Button. With a large dedicated PTT Button, this makes it easy for customers to use for PTT, as opposed to having to hold down a virtual button on the screen.

●	Loud and Clear. Its powerful speakers ensure loud, clear audio sound quality.

●	Large optional extended. Long lasting battery to keep working for several days, in most customer use cases. The battery can be easily and quickly replaced on short notice.

●	SOS Button. Workers can alert supervisors of emergency situations that occur on the job.

Our Cellular Booster Solution

We offer a full line of cellular boosters, a device intended to form a wireless system to boost cellular reception, under the brand name Uniden®. We have entered into a partnership whereby Uniden America Corporation has granted the exclusive license to Siyata Mobile to market cellular signal boosters under the Uniden® brand name within the U.S. and Canada. As a world-wide leader in wireless communications, Uniden America Corporation, the North American subsidiary of Japan-based Uniden Corporation, manufactures and markets wireless consumer electronic products. Based in Fort Worth, Texas, Uniden sells its products through dealers and distributors throughout North, Central and South America. Uniden Cellular booster kits solve issues of poor reception, dropped calls, lost data and transmission quality issues that users routinely experience on every cellular network. These easy-to-install cellular booster kits are designed for homes, cabins, offices, and buildings to improve the cellular signal reception indoors, allowing people to use their cellular phones indoors where they previously could not do so. We also offer models designed for vehicles, both wired and wireless boosters, to improve the cellular reception inside a vehicle that is driving in a weak cellular signal area. Uniden cellular signal boosters offer kits designed to offer cellphone coverage for difference distances, including kits for a small area of 1 or 2 rooms, and more expansive solutions that will cover over 100,000 sq. ft. Our cellular signal boosters are carrier agnostic to ensure the best signal integrity, supporting 2G, 3G, 4G and soon 5G (in development) technologies on all carriers operating in North America.

The Uniden® U60C 4G Cellular Booster and Uniden® U65C 4G Cellular Booster are user friendly devices that simply require plugging it into a power source and turning it on. The device will automatically adjust to provide the user with a boosted cellular signal in their trouble zone. These devices range in price starting from a retail price of $347 USD and up. The Uniden® U60P Cellular Booster, Uniden® U65P Cellular Booster, and Uniden® U70P Cellular Booster and available in 3G and 4G versions. These devices are just as easy to install as the consumer boosters but include additional features, such as manual gain control override, LCD status display and input signal display.

The Uniden® Link 4G Cradle Style Cellular Booster is used for single use case, Uniden® UM50 4G Cellular Booster works great in cars, vans, first responders, and any situation on the go where you need to expand your coverage zone. The Uniden® UM2M 4G Cellular Booster is our direct connect unit that works in vehicles connected to your in-vehicle phone or your cellular modem. These devices range in price starting from a retail price of $197 USD and up.

The Uniden® UM2M 4G Cellular Booster is our newest product in our line up and one of the most promising. We are very excited to launch this item as it is not only great for machine to machine application such as in vending and ATM machines, but this booster perfectly complements the company’s Uniden® UV350 In Vehicle Smartphone. This booster connects directly to the Uniden® UV350 In Vehicle Smartphone giving the device a much-expanded coverage zone. This is a complete solution that many customers need. The combination of Uniden® UV350 and Uniden® M2M 4G Cellular Booster gives our customer the ultimate enterprise class solution to enjoy crystal clear phone calls and lightning fast data speeds.

Industry

Communication, productivity and safety among task workers are the central requirements in business-critical and mission-critical environments. Organizations with remote and disparate workers—from police and firefighters to construction, oil rigs and manufacturing workers—require extremely durable communication solutions that provide reliable and secure voice, data and workflow applications.

The types of vehicles that we provide communication solutions to include school buses, utilities, oil and gas, waste management, snow plows, transportation, construction vehicles, and first responder vehicles. In North America there are, according to the United States Department of Transportation, over 20 million of such vehicles, representing a significant potential customer base for Siyata. Each of these types of vehicles demands superior in-vehicle communications solutions.

A cost-effective solution is essential for both government fleets, such as first responder police vehicles, and commercial enterprises, including construction companies. These industries are concerned with managing and controlling their capital expenditures and operating expenses and they adopt such mindset with their selection of communication devices for their staff and fleets.

These industries are also required to adhere to the current safety and operational requirements, while maintaining the flexibility to adjust to meet future relevant requirements. For example, currently, the fleet managers may only require PTT communications with the drivers, and the ability to track the location of their vehicles. However, latest industry trends require that drivers possess a driver emergency safety app or a workforce automation solution. A communications solution based on the UV350 contains built-in flexibility to adapt with customer demand. The UV350 is a highly connected Internet of Things (IoT) platform which supports downloadable Android apps for future functionality.

There is a demand within our targeted vertical markets to be connected with the First Responder Network Authority (FirstNet). FirstNet is a nationwide high-speed broadband wireless network providing a single interoperable platform for law enforcement, firefighters, paramedics and other public safety officials in every state, county, locality and tribal area. AT&T has developed a 4G network for organizations or agencies in times of emergencies to communicate and coordinate response efforts. AT&T’s FirstNet network is reserved for “primary” first responder users such as police, fire, and ambulance, and it includes “extended primary” users such as utilities, snow plows, and yellow school buses, who are occasionally summoned for emergencies. The United States Government is increasingly encouraging first-responder organizations and agencies to transition to a FirstNet-based communications network to facilitate communications and coordination during emergencies.

According to the Smithsonian Institute, there approximately 500,000 yellow school buses in the United States. School buses primarily communicate through the existing legacy technology of two-way radios (LMR). Many county school districts own both their own fleet of buses and their own radio towers with two-way radio service coverage that is restricted to within in their county. However, occasionally, when school buses transport students outside their county for field trips and sports events, the drivers are unable to communicate with their dispatchers. The UV350 device addresses this problem since it uses the nationwide cellular networks. Moving from a solely PTT to a cellular-based system also precludes the necessity for counties and school districts to maintain older radio towers.

Our Strategy

Siyata’s primary focus is to increase sales of our UV350 In-Vehicle device in North America. With approximately 20 million potential commercial vehicles to pursue in North America, per the United States Department of Transportation, Siyata believes there is large growth potential in this market. Our strategy is to continue to partner with North American wireless carriers in order to interface with new potential customers and expand our customer base. Siyata sales are B2B and we will sell the hardware to the wireless carrier (or their distributors), who will in turn sell the hardware to the fleet vehicle customer.

Siyata already has established distribution relationships with several North American carriers and is also generating revenue from selected countries outside of North America. Siyata will continue to be strategic in selecting geographic markets with strong demand for our existing solutions. We will identify key distributors in those new markets who can assist us with establishing a market presence.

Siyata is also willing to consider strategic moves such as acquiring a complementary company if the right opportunity presents itself.

Our Pricing

For wireless carriers, they are free to price the device how they choose. In most cases for significant sales opportunities the carriers are willing to subsidize the cost of the device in order to secure the new activations with the associated monthly Average Revenue Per User (ARPU).

Even our unsubsidized full price is competitive compared to other hardware solutions, but when our device is subsidized, the capital and operational expense benefits to customers compared to other solutions are even greater.

Target Markets

Yellow School Buses

There are currently approximately 500,000 active yellow school buses in North America, per the Smithsonian Institute. The majority of these use a two-way LMR radio for voice communications between their dispatchers and the bus drivers. A small percentage of yellow school buses also use a tracking system so that the fleet manager at the local school district headquarters can identify where the buses are at any time. Challenges for school districts include controlling costs, maintaining legacy two-way radio devices and networks, and also the lack of communication with their drivers when buses are beyond the county borders for field trips and sports events. The US Government is also encouraging school districts to incorporate technology that is compatible with FirstNet. Siyata believes that UV350 In-Vehicle device with a Push-to-Talk over Cellular app, a Mobile Device Management (MDM) app, and an emergency response app such as CrisisGo, combined with Siyata’s Wired Palm Mic, Roof Mounted Antenna and In-line Cellular Booster provides a solution to these school districts. This will result in lower Capex and Opex, as well as increased driver safety, increased functionality, and much improved cellular coverage. If the School District selects FirstNet as its wireless carrier partner, then drivers can be assured of communicating with their dispatchers and with neighboring agencies in times of emergencies. This availability of the new FirstNet network is causing many school districts to reconsider their communications solutions, which will benefit Siyata. Siyata is conducting multiple trials and has already commenced sales in this sector.

Utility ‘Bucket Trucks’

Utility businesses in North America operate hundreds of thousands of vehicles, including bucket trucks used by workers to fix or install hydro-lines on utility poles. These trucks require the ability for their dispatchers to communicate with the workers in the truck. These trucks currently primarily incorporate a mix of two-way LMR radio and Push-to-Talk over Cellular (PoC) to communicate. Many bucket trucks also utilize a second weatherproof speaker mounted in the back of the truck in order for dispatchers to communicate with elevated workers operating on hydro lines. Communicating with and relaying important information to workers operating on hydro lines can be challenging. Siyata has developed a custom solution for dispatchers to communicate with the truck, and also an extra amplifier which can power the Utility’s pre-installed second speaker, connected by a simple toggle switch. Siyata has conducted trials with this product with several utility trucks.

First Responder Vehicles

According to the Smithsonian Institute, there are approximately 3 million active First Responder vehicles in the US. Most police vehicles contain “P25” two-way radio devices for PTT voice communication. P25 devices are expensive, with each device costing thousands of USD, along with a ruggedized laptop computer for database lookups which can cost over $2,000 USD. The opportunity for Siyata in the near term is to augment, rather than to replace the P25 in vehicle two-way radio. Police agencies are traditionally less willing to abandon their legacy two-way radio technology. With the launch and growth of FirstNet, police agencies are beginning to adopt FirstNet compatible PTT over cellular devices to enable neighboring agencies to communicate during emergencies. While it is possible to enable P25 two-way radios to talk with PTT over cellular devices, the UV350 is a dedicated PTT over cellular solution which delivers strong audio quality and dependability for first responders. Siyata recognizes opportunities with police agencies in smaller rural communities where two-way radio coverage is more challenging. With Siyata’s roof mounted antenna and in-line cellular booster, the UV350 device can be the solution that allows rural police vehicles to communicate efficiently. Siyata is also currently conducting trials with several ambulance agencies.

Construction Vehicles

Construction companies present a strong customer base for Siyata’s suite of products. Companies operating trucks that deliver gravel or remove soil from construction sites traditionally have used commercial grade two-way LMR radios for voice communication. These vehicles occasionally also integrate technologies such as Automatic Vehicle Location devices so that headquarters can monitor the locations of their trucks. For metro-wide two-way radio coverage, these construction companies are typically paying a small two-way radio company between $20 and $40 USD per month per truck for the use of their towers and repeaters for voice communications between headquarters and their drivers. If the trucks need to travel outside the metro region then they are unable to communicate. The UV350 device delivers loud and clear audio communications while its relatively small footprint fits securely in vehicles. The UV350 can replace the two-way radio devices used in construction company vehicles to make driving simpler and safer. Siyata is currently conducting trials with several construction companies and has already begun sales in this vertical.

Competition

We do not believe that we have any direct competitors within the in-vehicle market category and we believe that no other Company offers an In-Vehicle Smartphone that is approved for sale in North America by wireless carriers. To date, we are not aware of any directly competing devices that are in development.

We have several indirect competitors. Customers could choose a handheld phone along with a professionally installed third party car kit. There are car kit providers who attempt to make their car kits compatible with popular handheld phone models. By comparison, the UV350 device offers enhanced audio quality, safety, and reception. Furthermore, the UV350 is always active and can be used in temperature extremes. Furthermore, the UV350 kit is one complete solution from one supplier, as opposed to buying separately from two different companies and assembling a phone and a car kit that offers no proven compatibility.

Our second indirect competitor are rugged tablets that can be placed in a mount. The UV350 device offers better audio quality, better safety, better cellular reception, and it is always on and ready to be used. Also, compared to a tablet, the UV350 can also make cellular calls including emergency 911 calls whereas the tablet cannot as it is a data only device.

Our third indirect competitor is an In-Vehicle Two-way Radio (LMR). Not only can the UV350 make phone calls which the LMR radio cannot, but the UV350 offers much better coverage due to using the cellular network as opposed to a limited two-way radio network. And the UV350 can support downloadable Android apps and can serve as a modem for IoT devices and as a Wi-Fi hotspot for further connectivity options and more.

Our fourth indirect competition is that Motorola Solutions has recently announced the TLK 150 In-Vehicle device which is a Push to Talk over Cellular device, compatible only with Motorola’s Wave PTT application and does not feature any downloadable apps (fleet management, GPS tracking, live video feed, etc) nor the ability to make a phone call over the wireless network. Motorola Solutions sells the TLK 150 In-Vehicle devices directly to customers and through its dealer channel, but not through wireless carriers

Within the Ruggedized handheld phone category, we have a few direct competitors, including Sonim Technologies, Inc., Kyocera Corporation and Bullet Mobile using the CAT brand who produce rugged handheld devices. Samsung Electronics Co. Ltd. also offer some of their consumer cellular devices in a more rugged form factor. There are also several Chinese companies who manufacture rugged devices but are less active in the North American markets.

Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, Nextivity Inc., and SureCall Company.

Employees

As of December 31, 2019, we had 20 full-time employees and no part-time employees. Ten (10) of our employees are located in Israel, with three performing sales functions, four performing research and development functions, and four performing operations. The other ten (10) employees are located in Canada, with six performing sales functions and four performing operations functions.

On December 31, 2018, we had 21 full-time employees and zero part-time employees. 10 of our employees are located in Israel, with three performing sales functions, two performing logistic functions, four performing operations and two performing marketing. 10 of our employees are located in Canada, with six performing sales functions and four performing operations functions. We enter into employment contracts with some of our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for some of our full-time employees.

Intellectual Property

We do not currently own any intellectual property, however the Company has entered into several licensing agreements for the use of a trademark and intellectual property.

Uniden America Corporation

In December 2012, Signifi Mobile, the Company’s wholly-owned subsidiary entered into a license agreement with Uniden America Corporation, as amended (the “Uniden Agreement”). The Uniden Agreement provides for the Company to use the trademark “Uniden®”, along with associated designs and trade dress to distribute, market and sell its In-Vehicle device, cellular signal booster and accessories during its term in North America. The agreement includes renewal options up to December 31, 2022 and is subject to certain minimum royalties. The license agreement is amortized on a straight-line basis over its five-year term.

Wilson Electronics LLC

Effective January 1, 2018, Signifi Mobile Inc., the Company’s wholly-owned subsidiary, entered into an agreement with Wilson Electronics, LLC to permit the Company to utilize several of Wilson Electronics’ patents related to cellphone boosters (the “Wilson Agreement”). The Wilson Agreement grants the Company an indefinite right to utilize its cellphone booster-related patents in exchange for paying Wilson Electronics, LLC a royalty fee for boosters sold by the Company. The Wilson Agreement remains in force until the Wilson patents on the Booster products expire.

Via Licensing Corporation

Effective June 8, 2018, the Company entered into two separate licensing agreements with Via Licensing Corporation to utilize worldwide patents related to the coding and decoding of “android” software as well as access and download within the “LTE/ 4G” network. This patent is for an initial period of 5 years and can be extended for a further 5-year term. The Company has the right at any time during the term on any extension hereof, to terminate these agreements upon providing 60 days advanced notice of termination. The quarterly royalty fees are based solely on product sales and is a percentage formula based upon the number of units sold, the country manufactured and the country location of the end customer. There are no minimum royalty fees payable according to the agreement.

Seasonality

The Company does not experience any effects of seasonality it its business. Our products are designed to function at full capacity under all weather conditions and therefore, we do not experience any shifts in our sales patterns.

Facilities

The Company’s headquarters are located at 1001 Lenoir Street, Suite A-414, Montreal, QC H4C 2Z6, with approximately 4,412 square feet of space. The Company entered into a lease agreement for its property for a five-year term, beginning on July 1, 2015 (the “Lease). The Lease is set to expire on June 30, 2020, however the Company has been involved for negotiations to extend the Lease. Under the Lease, the Company pays Net Rent of $9.57 per square foot per annum, approximately $42,223 annum, payable in monthly equal instalments This doesn’t not include the pro-rata share of operating costs.

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Marc Seelenfreund	50	Chief Executive Officer and Chairman of the Board of Directors
Gerald Bernstein	57	Chief Financial Officer
Glenn Kennedy	53	Vice President of Sales
Steven Ospalak	52	Director
Gidi Bracha	43	Vice President of Technology and Product Development
Michael Kron	57	Director
Richard Hoy	57	Director
Brian Budd	52	Director

Marc Seelenfreund

Marc Seelenfreund is the Founder and CEO of Siyata Mobile Inc. since July 2015, when the reverse takeover of Teslin Resources created Siyata Mobile Inc. Marc Seelenfreund has over 20 years experience in the telecom and cellular arena as founder of a leading telecom distribution company representing multiple global telecom vendors. From August 2004 to July 2015 he was the CEO of Accel Telecom Inc. a key importer and integrator of advanced telecom equipment into the Israeli telecom market. Accel Telecom Inc’s products and services included importing and distribution of mobile devices, including smartphones and feature phones, integration of cloud software, and distribution and integration of networking equipment including routers and mobile broadband solutions. Marc Seelenfreund received a law degree from Bar Ilan University and is Chairman of Ono College.

Gerald Bernstein

Gerald Bernstein has been CFO of the Company since July 2016. Mr. Bernstein was previously the VP Finance from July 2015 until June 2016 of Pazazz Printing Inc. a printing and fulfillment service to ensure a seamless flow throughout projects including printing, graphic design, direct marketing, fulfillment and logistics. Previously, Mr. Bernstein served as the VP Finance from July 2013 until February 2015 of Amcor Holdings Inc., an international real estate development and management company. From September 2003 until July 2015, Mr. Bernstein was a self-employed certified public accountant consultant, working on various mandates in mortgage financing, tax planning, turnaround, process re-engineering and private equity due diligence. Mr. Bernstein holds a Bachelor of Commerce Degree and a Graduate Diploma in Public Accountancy from McGill University. Mr. Bernstein has been a member of the Canadian Institute of Chartered Professional Accountants since 1987.

Glenn Kennedy

Mr. Kennedy has over 25 years of sales experience in the telecommunications industry where he has managed sales nationally for Motorola Canada, HTC Communications Canada and Sonim Technologies; Glenn Kennedy is the VP Sales of Siyata Mobile Inc. since January 2017 including product certification, sales training and education to the marketplace. Previously Mr. Kennedy severed as the Director of Carrier Sales for Sonim Technologies working exclusively on the Rogers Wireless account from October 2015 until December 2016. Mr. Kennedy was the National Account Manager for HTC Communications Canada, working exclusively on the Bell Mobility account from August 2011 until August 2015. From April 2003 until May 2011, Mr. Kennedy was the National Account Manager for Motorola Mobility, working specifically on the Telus account. Mr. Kennedy has earned a Bachelor of Arts in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Gidi Bracha

Mr. Bracha has served as VP of Technology since 2011 and has spearheaded the development of Siyata’s various cellular products. Mr. Bracha has over 15 years of technological experience in the telecommunications industry. Mr. Bracha has served in various key positions at Cellcom, Israel’s leading cellular provider, including Head of Car Mobility Products and as a Director of Type Approvals. Mr. Bracha has served as an engineer in the Anti-Aircraft division of the air force in the IDF. Mr. Bracha holds a Bachelor’s degree in Engineering and Business Management from the University of Derby.

Michael Kron

Michael Kron combines over twelve years in the communications industry. Mr. Krin has been the director of the Company since July 27, 2015. Since May 2017, Mr. Kron has been the Chairman and CEO of AnywhereCommerce Inc, where he works closely with technology start-ups serving as an incubator. Previously, he held the role of CFO at Anywhere Commerce Inc. since June 2008. He currently holds one public company board seat being Siyata. He is a Chartered Professional Accountant and has a B.Com. from Concordia University.

Stephen Ospalak

Mr. Stephen Ospalak combines over twenty-one years of experience in the communications industry. Mr. Ospalak has been the director of the Company since July 27, 2015. Mr. Ospalak has been a Managing Director of Breen Management Group, Inc. (BMG) since January 2009. Previously, Mr. Ospalak was the Vice President of Products and Service Marketing at TELUS Communications Inc. from September 1999 until November 2008. Mr. Ospalak we received a Bachelor of Science from the University of Toronto and an Honors Bachelor of Commerce from the University of Windsor.

Richard Hoy

Mr. Hoy combines over 30 years of experience in Telecom in senior management roles in sales, operations and marketing. Richard Hoy has been a director of Siyata Mobile Inc. since December 1, 2019. Since May 2019, Mr. Hoy has been the President of Catax Inc. Catax Inc. specialize in the areas of tax incentives, specifically SR&ED. From November 2014 to February 2019, Mr. Hoy served as the SVP of Operations for Ledcor, Inc., a diversified construction company working to design, build, transport, operate, and maintain projects all over North America. From May 2012 until October 2014, Mr. Hoy was the Managing Director and VP of Sales at TELUS, a Canadian national telecommunications company that provides a wide range of telecommunications products and services including internet access, voice, entertainment, healthcare, video, and IPTV television one of the largest wireless telecom providers in Canada. From May 2007 to April 2012 Richard was CEO of CompassPeak Inc. enabling organizations to achieve their business growth aspiration by defining the strategy, to developing the customer’s existing talent, through to taking full responsibility for the execution of targets via outsourced sales and management.

Brian Budd

Mr. Budd has extensive management and corporate development background with over 25 years of entrepreneurial and sales leadership experience in high tech and resource industries. Mr. Budd has been the director of the Company since July 27, 2015. Mr. Budd has been the managing director of Live Well Exercise Clinic since April 2018. From March 2009 until December 2015, Mr. Budd served as the VP Investor Relations, Director and President of North Country Gold, where he was responsible for fundraising activities, executing overall strategy and reporting progress to the board of directors. From January 2012 to April 2013, Mr. Budd was the CEO of Altiplano Minerals, an exploration company seeking assets in Mexico and South America. Mr. Budd has held several board of director positions in the past. He has been a member of the board of directors of Graphite One Resources Inc. (TSXV: GPH | OTCQXL GPHOF) since 2012. Mr. Budd received his B.A. from the University of British Columbia.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three of whom shall be “independent” within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Marc Seelenfreund has been involved in all determinations regarding executive officer compensation since the inception of the Company. He will continue to make such decisions until the Compensation Committee is established immediately prior to the consummation of this offering.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We will adopt a formal charter for each of the three committees prior to the closing of this offering. We have determined that Stephen Ospalak, Michael Kron, Richard Hoy and Brian Budd will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Stephen Ospalak, Michael Kron and Brian Budd. Michael Kron is the chairperson of our audit committee. Our board also has determined that Michael Kron qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Stephen Ospalak, Michael Kron and Brian Budd. Stephen Ospalak is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Stephen Ospalak, Michael Kron, Richard Hoy and Brian Budd. Brian Budd is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee are responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has not yet adopted a code of business conduct and ethics because none of the markets that our Common shares is registered under requires us to have one. We plan on adopting a code of business conduct and ethics prior to this registration statement becoming effective.

Non-Employee Director Compensation

Prior to the closing of this offering, we expect to implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

The following table sets forth information regarding compensation earned during the year ended December 31, 2019 by our non-employee directors who served as directors during such year. Mr. Seelenfreund, our Chief Executive Officer, serves on our board of directors but did not receive compensation for his service as a director and the compensation paid to Mr. Seelenfreund as a consultant during the year ended December 31, 2019 is set forth in the “Executive Compensation” section below.

Name	Fees Earned or Paid in Cash	Option Awards(1)			Total
Brian Budd	$38,000	$			$38,000
Stephen Ospalak	75,835				$75,835
Michael Kron	72,225				72,225
Richard Hoy	7,000		69,665	(1)	76,665

(1)	On December 1, 2019, our board of directors approved a grant to Richard Hoy as a new non-employee Director 450,000 stock options, with an exercise price per share of $0.50 per share. 37,500 of the options vested on December 1, 2019, and the remaining options shall vest quarterly over the following thirty-three-month period in eleven equal tranches, with the first tranche vesting on March 1, 2020. The options expire if unexercised on December 1, 2023.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2019 and 2018, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Stock Awards (CDN$)	Option Awards (CDN$)(1)		Non-Equity Incentive Plan Compensation ($)	Non-Equity Incentive Plan Compensation ($)	Deferred Compensation Earnings ($)	Other ($)	Total ($)

Marc Seelenfreund	2019	400,629	150,420	0	0		0	0	0	0	551,049
CEO	2018	389,122	92,000	0	0		0	0	0	0	481,122
Gerald Bernstein	2019	144,768	65,000	0	0		0	0	0	0	209,768
CFO	2018	135,465	30,000	0	139,193	(2)	0	0	0	0	304,658
Glenn Kennedy	2019	174,000									174,000
VP Sales	2018	174,000	0	0	0		0	0	0	0	174,000

(1)	Represents the aggregate grant date fair value computed in accordance with IFRS 2 Share-based payments. The price for each amount is based on the closing price of the Company’s stock trading on the TSXV on the date of grant.

(2)	Effective as of December 24, 2018, Mr. Bernstein was granted an award of 360,000 stock options, with an exercise price of $0.50 per share, pursuant to his Amended and Restated Employment Agreement, dated as of July 1, 2018. See below table “Outstanding Equity Awards at Fiscal Year Ended” for the description of the vesting and lock-up conditions applicable to such grant.

Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Marc Seelenfreund	1,062,000	(1)	0	118,000	(1)	$0.55	3/21/24	-	-	-	-
	2,000,000	(2)	0	0		$0.30	7/23/20	-	-	-	-
Gerald Bernstein	180,000	(3)	0	180,000	(3)	$0.50	12/24/23	-	-	-	-
	360,000	(4)	0	0		$0.36	01/11/22	-	-	-	-
Glenn Kennedy	320,000	(5)	0	0		$0.36	01/01/22	-	-	-	-
Stephen Ospalak	200,000	(6)	0	0		$0.69	7/24/22	-	-	-	-
	250,000	(7)	0	0		$0.50	12/24/23	-	-	-	-
	250,000	(8)	0	0		$0.30	7/23/20	-	-	-	-
Gidi Bracha	200,000		0	0		$0.30	7/23/20
	200,000		0	0		$0.69	7/20/23
	150,000		0	210,000		$0.55	3/21/22
Brian Budd	100,000	(9)	0	0		$0.69	7/20/23	-	-	-	-
	75,000	(8)	0	0		$0.30	7/23/20	-	-	-	-
	75,000	(8)	0	0		$0.60	7/23/20	-	-	-	-
	250,000	(7)	0	0		$0.50	12/24/23	-	-	-	-
Michael Kron	200,000	(6)	0	0		$0.69	7/24/22	-	-	-	-
	75,000	(8)	0	0		$0.60	7/23/20	-	-	-	-
	75,000	(8)	0	0		$0.30	7/23/20	-	-	-	-
	250,000	(7)	0	0		$0.50	12/24/23	-	-	-	-
Richard Hoy	75,000	(10)	0	375,000	(10)	$0.50	12/01/23	-	-	-	-

2019 Outstanding Option Awards at Fiscal Year Ended

(1)	590,000 of the options shall vest in five equal tranches over a 15-month period, with the first tranche beginning on March 22, 2019. The options expire on March 22, 2024.

(2)	The options shall vest monthly over a 24-month period and shall expire, if unexercised, on July 23, 2020.

(3)	350,000 of the options (the “2018 Bernstein Options”) vest in 1/12th increments every three months for a three-year period from December 24, 2018, subject to Mr. Bernstein’s continued employment by us on each such vesting date. Each tranche of the options shall become exercisable on the date of grant and expire at the end of the Bernstein 2018 Option Term.

(4)	270,000 of the 2017 options vest on a quarterly basis in tranches of 30,000, with the first tranche vesting on April 13, 2017. The options expire if unexercised on April 13, 2022.

(5)	The options shall vest over a 24-month period, with 40,000 of the options vesting on December 6, 2016, and then quarterly for an additional 23 months.

(6)	The options shall vest quarterly in eight (8) equal installments over a 24-month period and shall expire, if unexercised, on July 1, 2022.

(7)	125,000 of the options vested on December 24, 2018, with the remaining options vesting quarterly over a fifteen-month period in five equal tranches, with the first tranche vesting on March 24, 2019. The options expire if unexercised on December 24, 2023.

(8)	The options shall vest quarterly over a 24-month period and are exercisable until July 23, 2020.

(9)	The options vested quarterly over a 24-month period, with eight (8) tranches, with the first tranche vesting on July 24, 2017. The options shall expire on July 24, 2022.

(10)	The options will vest on a quarterly basis over a 36-month period in equal tranches, with the first tranche vesting on December 1, 2019, and shall expire if unexercised at the end of the Term.

Agreements with Named Executive Officers

Effective July 1, 2018, the Company entered into a consulting agreement with BSD Ltd. and Marc Seelenfreund (the “Seelenfreund Consulting Agreement”) pursuant to which Marc Seelenfreund, as CEO, will be paid an initial base salary approximately $293,501 USD (NIS 90,000 per month). The Seelenfreund Consulting Agreement also contains change of control provisions such that if the Seelenfreund Consulting Agreement is terminated by the Company without good cause or Marc Seelenfreund is constructively dismissed by the Company within six months of a change of control, Marc Seelenfreund will receive a lump-sum payment equal to thirty-six months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the termination or constructive dismissal, as applicable. In the event of a hostile change of control, Marc Seelenfreund will be entitled to elect to terminate the Seelenfreund Consulting Agreement and will thereafter be entitled to receive a lump-sum payment equal to thirty-six months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the election.

Effective July 1, 2018, the Company entered into an amended and restated employment agreement with Gerald Bernstein (the “Bernstein Employment Agreement”) pursuant to which Gerald Bernstein, as CFO, will be paid an initial base salary of $140,000 per year. The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by the Company or Gerald Bernstein is constructively dismissed within six months of a change of control, Gerald Bernstein will receive a lump-sum payment equal to two years’ worth of salary.

Effective November 26, 2018, the Company entered into a consulting agreement with Glenn Kennedy (the “Kennedy Consulting Agreement) pursuant to which Glenn Kennedy, as Vice President of Sales, North America, will be paid an annual fee of $150,000. Additionally, Mr. Kennedy will receive commission of 1.5% on all North American sales of the Company’s products exceeding $5,000,000 but less than $18,500,00, and commission of 0.75% on sales exceeding $18,500,000. The Kennedy Consulting Agreement can be terminated without good cause by either the Company or Kennedy upon 90 days’ notice.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Common Shares as of the date of this prospectus by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Common Shares on an as-converted basis.

The calculations in the table below are based on 124,312,602 common shares on an as-converted basis outstanding as of the date of this prospectus, issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Total Common Shares Beneficially Owned on an as-Converted Basis		% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers:
Marc Seelenfreund	3,180,000	(1) (2)	2.56	2.56
Gerald Bernstein	720,000	(3)	*	*
Glenn Kennedy	320,000	(4)	*	*
Brian Budd	500,000	(5)	*	*
Stephen Ospalak	750,000	(6)	*	*
Michael Kron	743,500	(7)	*	*
Richard Hoy	450,000	(8)	*	*
All Directors and Executive Officers as a Group (7 persons)	6,663,500		5.36	5.36

Principal Shareholders:
Accel Telecom Ltd. (9)	22,233,333		17.89	17.89

*	Less than 1%

(1)	Accel Telecom Ltd. is the holder of 3,000,000 of which Mr. Seelenfreund receives a pecuniary interest. Accel Telecom Ltd. retains full ability to vote and dispose on such shares.

(2)	Represents 3,180,000 options convertible to Common Shares held by Mr. Seelenfreund. For additional information about the options, please see the section of this prospectus titled “2019 Outstanding Option Awards at Fiscal Year Ended” beginning on page 70.

(3)	Represents 720,000 options convertible to Common Shares held by Mr. Bernstein. For additional information about the options, please see the section of this prospectus titled “2019 Outstanding Option Awards at Fiscal Year Ended” beginning on page 70.

(4)	Represents 320,000 options convertible to Common Shares held by Mr. Kennedy. For additional information about the options, please see the section of this prospectus titled “2019 Outstanding Option Awards at Fiscal Year Ended” beginning on page 70.

(5)	Represents 500,000 options convertible to Common Shares held by Mr. Budd. For additional information about the options, please see the section of this prospectus titled “2019 Outstanding Option Awards at Fiscal Year Ended” beginning on page 70.

(6)	Represents 750,000 options convertible to Common Shares held by Mr. Ospalak. For additional information about the options, please see the section of this prospectus titled “2019 Outstanding Option Awards at Fiscal Year Ended” beginning on page 70.

(7)	Includes 600,000 options convertible to Common Shares held by Mr. Kron. For additional information about the options, please see the section of this prospectus titled “2019 Outstanding Option Awards at Fiscal Year Ended” beginning on page 70.

(8)	Includes 450,000 options convertible to Common Shares held by Mr. Hoy. For additional information about the options, please see the section of this prospectus titled “2019 Outstanding Option Awards at Fiscal Year Ended” beginning on page 70.

(9)	Accel Telecom Ltd.’s sole director is Meir Jacobson.

RELATED PARTY TRANSACTIONS

In additional to the regular salary and bonus payments made to our directors and officers in the ordinary course of business, as described in this prospectus, the Company was involved in the following related-party transactions:

Loan to Seelenfreund

On April 1, 2019 the Company and BSD Capital Ltd, an entity controlled by Marc Seelenfreund, the CEO and a Director of the Company, entered into a Loan Agreement, whereby the Company issued a promissory note in the amount of $200,000 USD to BSD Capital Ltd (the “Promissory Note”). This promissory note is due in five years with interest charged at the rate of 7% per annum payable quarterly. There are no principal repayment requirements until the end of the term when a balloon payment of the principal balance is required.

On January 1, 2020 the Company, BSD Capital Ltd., and Basad Partners Ltd. entered into an assignment and amending agreement whereby BSD Capital Ltd assigned its right, title and interest in Basad Partners Ltd. in the Promissory Note and that the interest rate of the note shall be increased to 12.5% per annum.

Balances and transactions with Accel Telecom Ltd.

Until September 30, 2018, the Company had a management agreement with a related company, Accel Solutions Ltd., a leading Israeli telecom distribution company (“Accel”). Shamrock Israel Fund is a major indirect shareholder in Siyata via its ownership in Accel. As part of the agreement, the Company paid Accel $US25,000 per month for management services (including services related to office space rent, insurance, accounting services, general operations, administration, and other). From October 1, 2018 the monthly fee was reduced to $US11,000 per month (2017 – 12 months at $US 25,000). Included in due to related party as at December 31, 2019 is a balance payable to Accel of $100,0791 (December 31, 2018 balance due of $198,000). The balance is non-interest bearing.

Non-Exclusive Distribution Agreement with Accel Solutions Ltd.

In November 2019 Signifi entered into a nonexclusive distribution agreement with Accel. During 2019, the Company sold $259,600 USD worth of merchandise to Accel Solutions Ltd at a fair market value price consistent with arm’s length transactions.

Convertible Debenture with Accel Solutions Ltd.

The Company entered into an agreement with Accel in connection with a non-brokered private placement financing (the “Convertible Debentures Offering”) pursuant to which Accel subscribed for 1,330 senior unsecured convertible debentures (the “Convertible Debentures”) at an issue price of CDN$1,000 per Convertible Debenture for aggregate gross proceeds of approximately USD$1,000,000. Each Convertible Debenture is convertible, at the option of the holder, into 3,333 Common Shares at a price of CDN$0.30 (the “Conversion Price”) per Common Share, subject to adjustment in certain events. Each Convertible Debenture will bear interest at a rate of 10.0% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. The Convertible Debentures will mature twelve (12) months (the “Maturity Date”) after the date of issuance and are redeemable at 101% of the face value at any time after the closing date. Accel also received 1,330,000 common share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to acquire one Common Share (each, a “Warrant Share”) at an exercise price of CDN$0.30 per Warrant Share for a period of twelve (12) months after the date of issue.

The Company has also entered into an agreement with an existing arm’s-length debenture holder to amend the terms of its outstanding convertible debentures due June 28, 2020 on equivalent terms as the Convertible Debentures Offering in the amount of CDN$250,000. No finders’ fees were paid in conjunction with the Convertible Debenture Offering.

Purchase of Units by Marc Seelenfruend

Marc Seelenfruend, CEO and director of the Company, purchased an aggregate of 360,000 August 2020 Units in connection with the Company’s August 2020 Financing

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our memorandum and articles of association, which will become effective upon or before the completion of this offering, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Common Shares

All of our issued and outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Common Shares will not receive a certificate in respect of such Common Shares. Our shareholders who are non-residents of British Columbia may freely hold and vote their Common Shares.

We are authorized to issue an unlimited amount of Common Shares with no par value per share. Subject to the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”) and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Common Shares. No share may be issued at a discount except in accordance with the provisions of the Business Corporations Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Warrants

Overview. The following summary of certain terms and provisions of the warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agency agreement between us and the Warrant Agent, and the form of warrant, both of which are filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the warrant agency agreement, including the annexes thereto, and form of warrant.

The warrants issued in this offering entitle the registered holder to purchase common shares at a price equal to $ per share, subject to adjustment as discussed below, immediately following the issuance of such warrant and terminating at 5:00 p.m., New York City time, five years after the closing of this offering.

The exercise price and number of common shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common shares at prices below its exercise price.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five (5) years after their original issuance. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. Under the terms of the Warrant Agreement, we must use our best efforts to maintain the effectiveness of the registration statement and current prospectus relating to common shares issuable upon exercise of the warrants until the expiration of the warrants. If we fail to maintain the effectiveness of the registration statement and current prospectus relating to the common shares issuable upon exercise of the warrants, the holders of the warrants shall have the right to exercise the warrants solely via a cashless exercise feature provided for in the warrants, until such time as there is an effective registration statement and current prospectus.

Exercise Limitation. A holder may not exercise any portion of a warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding common shares after exercise, as such percentage ownership is determined in accordance with the terms of the warrant, except that upon prior notice from the holder to us, the holder may waive such limitation up to a percentage not in excess of 9.99%.

Exercise Price. The exercise price per whole share of common share purchasable upon exercise of the warrants is no less than 100% of public offering price of the Units. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Fractional Shares. No fractional common shares will be issued upon exercise of the warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, the Company will round up or down, as applicable, to the nearest whole share.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Warrant Agent; Global Certificate. The warrants will be issued in registered form under a warrant agency agreement between the Warrant Agent and us. The warrants shall initially be represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the warrants will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. The warrant holders do not have the rights or privileges of holders of common shares or any voting rights until they exercise their warrants and receive common shares. After the issuance of common shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Governing Law. The warrants and the warrant agency agreement are governed by California law.

Representative’s Warrants. The registration statement of which this prospectus is a part also registers for sale the Representative’s Warrants, as a portion of the underwriting compensation payable to the Representative in connection with this offering. The Representative’s Warrants will be exercisable for a four and half year period commencing 180 days following the effective date of the registration statement of which this prospectus is a part at an exercise price of $______ (110% of the public offering price of the Units). Please see “Underwriting—Representative’s Warrants” for a description of the warrants we have agreed to issue to the Representative in this offering, subject to the completion of the offering.

Listing

We applied to list the Common Shares and Common Stock Purchase Warrants on the Nasdaq Capital Market under the symbol “SYAT and SYATW”, respectively.”

Transfer Agent

The transfer agent for the Common Shares is Computershare Limited, 8th Floor, 100 University Avenue, Toronto Ontario M5J2Y1.

Dividends

Subject to the provisions of the Business Corporations Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Common Shares. During a shareholder vote, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Business Corporations Act, the Company may, by ordinary resolution:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:

(a)	decrease the par value of those shares; or

(b)	if none of that class of shares are allotted or issued, increase the par value of those shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

Inspection of Books and Records

Holders of our Common Shares will have no general right under the Business Corporations Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

Under the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that much hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders much, in any unanimous resolution, select as the Company’s annual reference date, a date that would be appropriate for the holding of the applicable annual general meeting.

The directors also may whenever think fit, call a meeting of the shareholders.

A general meeting of the Company may be held anywhere in North America, as determined by the directors.

The Company must send notice of the date, time and location of any meeting of shareholders in the manner provided in the Business Corporations Act to each shareholder entitled to attend the meeting and to each director of the Company if and for so long as the Company is a public company, twenty-one days, and otherwise ten days.

The directors may set a date as the record date for the purpose of determining shareholders entitled to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceeding at that meeting. Any persons entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

Accidental omission to send notice of any meeting of shareholder to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceeding at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

If a meeting of shareholders is to consider special business, as defined in the Company’s Articles of Incorporation, the notice of meeting must:

(1) state the general nature of the special business;

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company’s record office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

A shareholder may participate in a meeting of the shareholders in person or by telephone if all shareholders participate in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all shareholders who wish to participate in the meeting agree to such participation.

The quorum for the transaction of business at a meeting of shareholders is two persons, who are or representing by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting. On a show of hands, every person present who is a shareholder or proxy holder entitled to vote on the matter has one vote.

Directors

Under the Business Corporations Act, as a publicly traded company, the Company must have at least three directors, and as many directors as set by ordinary resolution. The shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to the number of opened vacancies. A director is entitled to remuneration for acting as directors.

At every annual general meeting, the shareholder entitled to vote must elect, or in the unanimous resolution, appoint, a board of directors consisting of the number of directors for the time being

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Each director holds office for the term, if any, fixed by the terms of his appointment or until his earlier death, bankruptcy, insanity, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, bankruptcy, insanity, resignation or removal.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he resigns his office by notice to us;

(b)	he only held office as a director for a fixed term and such term expires;

(c)	he dies; or

(h)	he is removed pursuant to the articles of the Company.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members are independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules. The audit committee consists of at least three directors, all of whom are independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Business Corporations Act and our articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our articles of association. To the extent allowed by the Business Corporations Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any person to be the attorney of the Company.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest. However, a director who holds a disclosable interest in a contract or transaction win which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolutions to approve the contract or transaction, unless the directors have disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. Such director who holds a disclosable interest that is present for a meeting of directors may be counted in the quorum at the meeting, whether or not the director votes on any or all of the resolutions considered at the meeting.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common shares in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common shares as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have            common shares issued and outstanding (or shares if the underwriters exercise in full their option to purchase additional shares of our common shares).

Of these shares, the            common shares sold in this offering (or          shares, if the underwriters exercise in full their option to purchase additional shares of our Common Shares) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining              common shares will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are discussed below.

Lock-up Agreements

We, each of our executive officers and directors of our common shares (including securities convertible into or exchangeable for shares of our common shares) anticipate on entering into lock-up agreements under which these parties have agreed not to sell or otherwise transfer their shares for a period of   days after the date of this prospectus. These lock-up restrictions are subject to certain exceptions and may be waived by the representatives of the underwriters at any time. As a result of these contractual restrictions, shares of our common shares subject to lock-up agreements will not be eligible for sale, including pursuant to Rules 144 or 701 under the Securities Act as discussed below, until these agreements expire or the restrictions are waived by the representatives of the underwriters.

See “Underwriting” for a more complete description of the lock-up agreements.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common shares proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common shares on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our common shares that does not exceed the greater of:

●	1% of the number of shares of our common shares then outstanding, which will equal shares immediately after the completion of this offering; or

●	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 180 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement on Form S-8

We intend to file with the SEC one or more registration statements on Form S-8 covering the common shares reserved for issuance under our incentive plans. These registration statements are expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the common shares covered by these registration statements will generally be eligible for sale in the public market, subject to the lock-up agreements described above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined herein) of the purchase, ownership and disposition of our voting shares as of the date hereof. This discussion deals only with voting shares that are held as capital assets by a United States Holder. In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the current United States—Canada Income Tax Convention (the “Treaty”), (ii) whose voting shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Canada and (iii) who otherwise qualify for the full benefits of the Treaty.

As used herein, the term “United States Holder” means a beneficial owner of our voting shares that is, for United States federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our voting shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of tax accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a partnership or other pass-through entity for United States federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our voting shares as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our voting shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our voting shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our voting shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our voting shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Dividends

The gross amount of distributions on the voting shares (including any amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the voting shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, but we may not be eligible for the benefits of the Treaty. However, a non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our voting shares, which will be listed on the NASDAQ, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that our voting shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the United States dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source ordinary income or loss.

Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the voting shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, in certain circumstances, if you have held the voting shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for Canadian withholding taxes imposed on dividends paid on the voting shares. If you do not elect to claim a United States foreign tax credit, you may instead claim a deduction for Canadian income tax withheld, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the voting shares in an amount equal to the difference between the amount realized for the voting shares and your tax basis in the voting shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the voting shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Canadian tax imposed on the disposition of voting shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our voting shares and the proceeds from the sale, exchange or other disposition of our voting shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Reporting Obligations for Specified Foreign Financial Assets

United States Holders who are individuals (and certain entities) are required to report on Internal Revenue Service Form 8938 specified foreign financial assets that they own if the aggregate value of those assets exceeds certain threshold amounts. Specified foreign financial assets may include stock of a foreign issuer such as the voting shares if not held through a financial account maintained at a United States “financial institution,” as defined in the applicable rules. United States Holders should consult their own tax advisors as to the possible application of this reporting obligation under their particular circumstances.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to this Offering, who has not elected to report its Canadian tax results in a currency other than the Canadian currency, and who deals at arm’s length with the Company and the underwriters for purposes of the Tax Act (a “Holder”).

This summary is based on the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly announced prior to the date hereof (the “Proposed Amendments”), and our understanding of the current published administrative policies and practices of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders and prospective holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring such shares pursuant to this offering, having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Foreign Exchange

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of Common Shares, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act (a) is, or is deemed to be, resident in Canada, (b) holds Common Shares as “capital property”, and (c) is not affiliated with the Company or the underwriters (a “Resident Holder”). Generally, Common Shares will be considered to be capital property to a Resident Holder unless they are held in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose Common Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules contained in the Tax Act; (ii) that is a “specified financial institution”; (iii) an interest in which would be a “tax shelter investment”; or (iv) that enters into a “derivative forward agreement” in respect of Common Shares, as each of those terms is defined in the Tax Act. This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Resident Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is, or that becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation, individual, trust or a group of any combination of non-resident individuals, trusts, and/or corporations who do not deal with each other at arm’s length for purposes of the rules in section 212.3 of the Tax Act. Any such Resident Holder should consult its own tax advisor with respect to an investment in Common Shares.

Dividends

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Company, such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the Common Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Dispositions of Common Shares

A disposition or deemed disposition of a Common Share by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base of the Common Shares. Such capital gain (or capital loss) will be subject to the tax treatment described below under “—Taxation of Capital Gains and Capital Losses.”

The adjusted cost base to the Resident Holder of a voting share acquired pursuant to this offering will, at any particular time, be determined in accordance with certain rules in the Tax Act by averaging the cost of such share with the adjusted cost base of all Common Shares owned by the Resident Holder as capital property at that time, if any.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received on such Common Share (or on a share for which such Common Share has been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders should consult their own tax advisors in this regard.

Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Eligibility for Investment

At the time of closing of the offering the Common Shares will be a qualified investment under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts (collectively “Registered Plans”) and deferred profit sharing plans (“DPSPs)”, all as defined in the Tax Act, provided that at the time of closing of the offering the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSXV) or the Company is a “public corporation” (other than a mortgage investment corporation) as defined in the Tax Act.

Notwithstanding the foregoing, the holder of, subscriber or annuitant under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Common Shares acquired by the Registered Plan if such shares are a prohibited investment for the particular Registered Plan. A Common Share generally will not be a “prohibited investment” for a Registered Plan provided the Controlling Individual deals at arm's length with the Company for the purposes of the Tax Act and the Controlling Individual does not have a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Company.

Prospective investors who intend to hold Common Shares in a Registered Plan or DPSP are advised to consult their personal tax advisors.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company on Common Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada – United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of the Company’s Common Shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Dispositions of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a voting share unless the voting share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties, whether or not the property exits. Notwithstanding the foregoing, the shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

UNDERWRITING

Maxim Group LLC (“Maxim”) is acting as sole book-runner and as representative of the underwriters (the “Representative”). Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of Units listed next to its name in the following table:

Name of Underwriter	Number of Units

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the Units being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the Units being offered to the public, other than those covered by the over-allotment option described below, if any of these Units are purchased.

The underwriters are offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Representative an option, exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase from us (i) up to an additional ______ common shares at a price of $      per share and/or (ii) up to an additional _______-warrants to purchase common shares at a price of $              per warrant , in each case, less the underwriting discounts and commissions set forth on the cover of this prospectus in any combination thereof to cover over-allotments, if any. To the extent that the Representative exercises this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional common shares and/or warrants as the number of Units to be purchased by it in the above table bears to the total number of Units offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional common shares and/or warrants to the underwriters to the extent the option is exercised. If any additional common shares and/or warrants are purchased, the underwriters will offer the additional common shares and/or warrants on the same terms as those on which the other Units are being offered hereunder. If this option is exercised in full, the total offering price to the public will be $ and the total net proceeds, before expenses and after the credit to the underwriting commissions described below, to us will be $         .

Discounts and Commissions

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the Representative of the over-allotment option.

	Per Unit	Total (No Exercise)	Total (Full Exercise)
Public offering price	$	$	$
Underwriting discounts and commissions (8%)
Proceeds, before expenses, to us	$	$	$

The underwriters propose to offer the Units offered by us to the public at the public offering price per Unit set forth on the cover of this prospectus. In addition, the underwriters may offer some of the Units to other securities dealers at such price less a concession of $ per Unit. After the initial offering, the public offering price and concession to dealers may be changed.

We have agreed to pay the underwriters a cash fee equal to eight percent (8%) of the aggregate gross proceeds.

The Representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of up to $        per share of our common shares. After the offering to the public, the offering price and other selling terms may be changed by the Representative without changing the Company’s proceeds from the underwriters’ purchase of the shares.

We have agreed to reimburse Maxim for its out of pocket accountable expenses, including Maxim’s legal fees up to a maximum of $100,000, in connection with the offering. Maxim’s total out of pocket accountable expenses shall not exceed $125,000. We have paid $25,000 to Maxim as an advance to be applied towards reasonable out-of-pocket expenses, or the Advance. Any portion of the Advance shall be returned back to us to the extent not actually incurred. We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately          , all of which are payable by us.

Representative’s Warrants

We have agreed to issue to the Representative (or its permitted assignees) warrants to purchase up to a total of common shares (5% of the common shares included in the Units). The Representative’s Warrant will have a term of five years from the effective date of this prospectus and an exercise price per share equal to 110% of the public offering per share price. Pursuant to FINRA Rule 5110(g), the Representative’s Warrant and any shares issued upon exercise of the Representative’s Warrant shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter or related persons does not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period. The Representative’s Warrant will provide for cashless exercise.

Lock-Up Agreements

We and each of our officers, directors and 5% or more holders of our outstanding common shares have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common shares or other securities convertible into or exercisable or exchangeable for our common shares for a period of 90 days after this offering is completed without the prior written consent of Maxim.

Maxim may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of  twelve (12) months from the commencement of sales of this offering, to act as sole underwriter and sole book running manager and/or sole placement agent for any and all public and private equity, equity-linked, convertible or debt offerings of the Company.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriters may over-allot in connection with this offering by selling more securities than are set forth on the cover page of this prospectus. This creates a short position in our securities for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of shares common shares in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our securities or reduce any short position by bidding for, and purchasing, securities in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, securities in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our securities at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common shares immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our securities in excess of the highest independent bid price by persons who are not passive market makers;

●	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our securities during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market making bids must be identified as such.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

Other than in the United States, no action has been taken by us or the Underwriter in any jurisdiction that would permit a public offering of the securities offered by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the securities, where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding Underwriting discounts, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Capital Market listing fee, all amounts are estimates.

SEC registration fee	$	*
FINRA filing fee		$2,300
Nasdaq Capital Market Listing Fee	$	*
Transfer agent fees and expenses	$	*
Printer fees and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

* To be filed by amendment

LEGAL MATTERS

The validity of the Common Shares offered in this offering and certain other legal matters as to British Columbia law will be passed upon for us by Cassels Brock & Blackwell LLP, our counsel as to British Columbia law. Legal matters as to Israeli law will be passed upon for us by Naschitz, Brandes, Amir & Co., Advocates, our counsel as to Israeli law. Matters related to the laws of the United States will be passed upon for us by Lucosky Brookman LLP, Woodbridge, New Jersey. Loeb & Loeb LLP, New York, New York, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements for the years ended December 31, 2019 and 2018, included in this prospectus will been so included in reliance on the report of our accountants, Davidson & Company, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Common Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Common Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

SIYATA MOBILE INC.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

As at and for the years ended December 31, 2019 and 2018

SIYATA MOBILE INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Siyata Mobile Inc. (the “Company”), as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Siyata Mobile Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 24 to the consolidated financial statements, the previously issued December 31, 2019 and 2018 financial statements have been restated to correct a misstatement.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

August 6, 2020

Siyata Mobile Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
ASSETS
Current
Cash	$3,465,371	$2,420,205
Trade and Other Receivables (Note 4)	1,943,828	925,355
Prepaid expenses	329,234	413,114
Inventory (Note 5)	4,400,623	4,981,467
Advance to suppliers	847,198	478,517
	10,986,254	9,218,658
Right of Use Assets (Note 6)	266,830	-
Loan to Director (Note 19)	260,400	-
Equipment	51,750	54,392
Intangible assets (Note 7)	8,423,294	7,489,023
Goodwill	1,022,269	1,022,269
Total assets	$21,010,797	$17,784,342

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank Loan	$42,230	$-
Accounts payable and accrued liabilities	2,565,802	3,991,081
Due to Related Party (Note 19)	100,079	198,362
Lease Obligations (Note 8)	151,437	-
Future Purchase Consideration (Note 9)	-	430,000
Current portion of Convertible Debenture (Note 11)	1,364,055	-
Current portion of long term debt (Note 10)	58,000	34,000
	4,281,603	4,653,443
Lease Obligation (Note 8)	101,582	-
Other payables	173,044	-
Convertible Debenture (Note 11)	5,272,252	3,904,831
Long Term Debt (Note 10)	138,000	196,000
	5,684,878	4,100,831
Total Liabilities	9,966,481	8,754,274
Shareholders’ equity
Share capital (Note 12)	37,346,168	27,638,100
Reserves	6,602,751	3,750,999
Accumulated other comprehensive income ( loss)	(125,084)	260,137
Deficit	(32,779,519)	(22,619,168)
	11,044,316	9,030,068
Total liabilities and shareholders’ equity	$21,010,797	$17,784,342

Nature of operations and going concern (Note 1)

Subsequent events (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on August 6, 2020 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron – Director	Marc Seelenfreund - Director

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

For the years ended December 31, 2019 and 2018

	2019 Restated (Note 24)	2018 Restated (Note 24)
Revenue	$13,019,792	$14,220,542
Cost of Sales (Note 13)	(9,732,577)	(12,161,044)
Gross profit	3,287,215	2,059,498

EXPENSES
Amortization and Depreciation (Note 6,7)	1,550,607	704,749
Selling and marketing (Note 14)	4,723,236	5,449,031
General and administrative (Note 15)	3,081,966	2,929,277
Product Development (Note 7)	1,005,000	—
Impairment of intangible assets (Note 7)	147,977	1,954,000
Share-based payments (Note 12)	1,490,313	1,102,313
Total Operating Expenses	11,999,099	12,139,370
Net operating income (loss)	(8,711,884)	(10,079,872)

OTHER EXPENSES
Finance expense (income)	1,276,827	975,468
Foreign exchange	141,640	(46,507)
Accretion and change in value of future purchase consideration (Note 9)	30,000	519,148
Total other expenses	1,448,467	1,448,109
Net loss for the year	(10,160,351)	(11,527,981)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Translation Adjustment	(385,221)	869,082
Comprehensive loss for the year	$(10,545,572)	$(10,658,899)
Weighted Average Shares	117,153,662	95,375,747

Basic and diluted loss per share	($0.09)	($0.12)

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

For the years ended December 31, 2019 and 2018

	Number of Common Shares	Share Capital Amount	Reserves	Accumulated other comprehensive Income (loss)	Deficit	Total Shareholders’ Equity

Balance, December 31, 2017	93,749,535	$23,336,596	$2,996,875	$(608,945)	$(11,091,187)	$14,633,339
Private placement	4,623,800	2,080,710	-	-	-	2,080,710
Share issue costs	-	(375,423)	-	-	-	(375,423)
Exercise of warrants	2,648,928	1,324,464	-	-	-	1,324,464
Exercise of stock options	1,300,000	682,442	(272,442)	-	-	410,000
Exercise of agents’ options	396,242	219,311	(75,747)	-	-	143,564
Shares issued on acquisition of Signifi	1,000,000	370,000	-	-	-	370,000
Share-based payments	-	-	1,102,313	-	-	1,102,313
Translation adjustment	-	-	-	869,082	-	869,082
Loss for the year	-	-	-	-	(11,527,981)	(11,527,981)
Balance, December 31, 2018	103,718,505	27,638,100	3,750,999	260,137	(22,619,168)	$9,030,068
Exercise of Warrants	11,725,490	5,862,745	-	-	-	5,862,745
Shares issued on acquisition of Signifi	1,000,000	460,000	-	-	-	460,000
Exercise of agents’ options	821,896	458,885	(130,128)	-	-	328,757
Non-brokered private placement	7,500,000	3,000,000	-	-	-	3,000,000
Share Issuance costs on capital raise		(243,379)		-		(243,379)
Shares issued as agent compensation for debenture	481,928	154,217	-	-	-	154,217
Expiry of agent’s options	-	15,600	(15,600)	-	-	-
Equity portion of the debenture bifurcated	-	-	578,903	-	-	578,903
Issuance of agents’ warrants	-	-	61,407	-	-	61,407
Issuance of warrants to debentureholders	-	-	866,857	-	-	866,857
Share based payments	-	-	1,490,313	-	-	1,490,313
Translation adjustment	-	-	-	(385,221)	-	(385,221)
Loss for the period	-	-	-	-	(10,160,351)	(10,160,351)
Balance, December 31, 2019	125,247,819	$37,346,168	$6,602,751	$(125,084)	$(32,779,519)	$11,044,316

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the years ended December 31, 2019 and 2018

	2019	2018

Cash provided by / (used for):

Operating activities:
Net loss for the year	$(10,160,351)	$(11,527,981)
Items not affecting cash:
Amortization and depreciation	1,550,607	704,749
Accretion and change in value of future purchase consideration	30,000	519,148
Accretion of convertible debentures included in finance expense	437,487	350,930
Lease liability finance expense accretion	14,827	-
Impairment of Intangibles	147,977	1,954,000
Loss on debt modification	176,737	-
Share-based payments	1,490,313	1,102,313
Net change in non-cash working capital items:
Trade and other receivables, prepaids, and advances to suppliers	(1,371,383)	2,211,552
Inventory	372,624	(481,223)
Accounts payable and accrued liabilities	(1,142,752)	1,195,915
Due to/from related party	(90,313)	974,362
Net cash used in operating activities	(8,544,227)	(2,996,235)

Investing activities:
Acquisition of equipment	(2,605)	(4,264)
Loan to director	(260,400)	-
Future purchase consideration		(804,929)
Development costs included in intangible assets	(2,757,875)	(2,070,000)
Net cash used in investing activities	(3,020,880)	(2,879,193)

Financing activities:
Proceeds of loans	3,778,634	250,000
Repayment of loans	(34,000)	(20,000)
Lease payments	(165,584)	-
Private placement	3,000,000	2,080,710
Share issue costs	(243,379)	(375,423)
Bank loan	42,230	-
Exercise of stock options	-	410,000
Exercise of warrants	5,862,745	1,324,464
Exercise of agents’ options	328,758	143,564
Net cash from financing activities	12,569,404	3,813,315

Effect of foreign exchange on cash	40,869	97,722
Change in cash for the year	1,045,166	(1,964,391)
Cash, beginning of year	2,420,205	4,384,596
Cash, end of year	3,465,371	$2,420,205

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on Tier 1 of the TSX Venture Exchange (“TSX-V”) under the symbol SIM. As at December 31, 2019, the Company’s principal activity is the sale of vehicle mounted, cellular based communications platforms over advanced 4G mobile networks. The corporate office of the Company is located at 1001 Lenoir Street Suite A-414, Montreal, Quebec, Canada H4C-2Z6, and the registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

On June 7, 2016, the Company acquired all of the issued and outstanding shares of Signifi Mobile Inc. (“Signifi”).

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $10,160,351 during the year ended December 31, 2019 (year ended December 31, 2018- ($11,527,981) and, as of that date, the Company’s total deficit was $32,779,519. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties, along with those discussed in Note 23(a), may cast significant doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of consolidation and presentation

These consolidated financial statements of the Company have been prepared on the historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

2.	BASIS OF PREPARATION (cont’d)

Basis of consolidation and presentation (cont’d)

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%

These consolidated financial statements of the Company are presented in Canadian dollars, which is the functional currency of the Company.

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the Canadian dollar which is also the functional currency of all its subsidiaries except Siyata Mobile Israel Ltd. which is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the Canadian dollar are translated into Canadian dollars at period end exchange rates. Income and expenses, and cash flows are translated into Canadian dollars using the average exchange rate. Exchange differences resulting from the translation of United States operations are recognized in other comprehensive income (loss) and accumulated in equity.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

●	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Mobile Israel Ltd. which has the functional currency of the US dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)	Impairment of long lived assets (cont’d)

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(b)	Impairment of long lived assets (cont’d)

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

(c)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)	Intangible assets (cont’d)

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value.

Amortization is recognized in profit or loss on a straight line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 7 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of the intangibles asset are made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

(e)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition-related costs are recognized in earnings as incurred. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

(f)	Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually.

(g)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)	Revenues

Revenue from the sale of goods, in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales on products in Israel, transfer usually occurs when the product is received at the customer’s warehouse, but  for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(i)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash and trade and other receivables at amortized cost.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)	Financial Instruments (cont’d)

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL.

The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its bank loan, accounts payable and accrued liabilities, due to related party, convertible debentures and long term debt as other financial liabilities and carried on the balance sheet at amortized cost. Future purchase consideration is classified as FVTPL.

As at December 31, 2019, the Company does not have any derivative financial liabilities.

(j)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive.

(k)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)	Share-based payments (cont’d)

The fair value is measured at grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

(l)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

(m)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Deferred charges

Costs directly identifiable with the raising of capital will be charged against the related capital stock.  Costs related to shares not yet issued are recorded as deferred financing costs.  These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(o)	New accounting pronouncements

The following new accounting policies were adopted by the Company during the year ended December 31, 2019:

As of January 1, 2019, the Company adopted the following new accounting standards and interpretations on a modified retrospective approach:

IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”), specifies how to recognize, measure, present, and disclose leases. The standard provides a single-lessee accounting model, requiring lessees to recognize a right-of-use asset representing its right to use the underlying asset and a liability representing its obligation to make lease payments (“lease obligation”), for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17, Leases (“IAS 17”). The Company’s accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company adopted IFRS 16 using the modified retrospective approach and therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 to determine whether an arrangement contains a lease.

The Company as a lessee

The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Current office and car lease terms range from 6 months to 22 months. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(o)	New accounting pronouncements (cont’d)

Effective January 1, 2019 (date of initial application), the Company adopted IFRS 16 using the modified retrospective transition approach. Accordingly, comparative figures as at and for the year ended December 31, 2018 have not been restated and continue to be reported under IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).

The Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under IAS 17 and IFRIC 4. The Company applied the definition of a lease under IFRS 16 to contracts entered into or modified on or after January 1, 2019.

At transition, the Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17: applied a single discount rate to a portfolio of leases with similar characteristics; recognition exemption of short-term leases; recognition exemption of low-value leases; and used hindsight when determining the lease term if the contract contained options to extend or terminate the lease.

When applying the modified retrospective transition approach, for leases previously classified as operating leases under IAS 17 and IFRIC 4, on initial application, a lessee is permitted to measure the ROU asset, on a lease-by-lease basis, using one of two methods: (1) as if IFRS 16 had always been applied, using the incremental borrowing rate at the date of initial application; or (2) at an amount equal to the lease liability (subject to certain adjustments). For all leases, the Company applied the second method and recognized the ROU assets based on the corresponding lease liability. As at January 1, 2019, the Company recorded lease obligations of $407,776 and ROU assets of $407,776. When measuring lease liabilities, the Company discounted future lease payments using its incremental borrowing rate as at January 1, 2019. The weighted-average rate applied was 7.5%. During the year ended December 31, 2019, the Company recorded $147,946 of depreciation of ROU assets, and $14,827 of interest accretion on discounted lease obligations as a result of the adoption of IFRS 16.

The following table reconciles the Company’s operating lease commitments as at December 31, 2018, as previously disclosed in the Company’s annual audited consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 on January 1, 2019:

As at January 1, 2019	Previously Reported under IAS 17		IFRS 16 Transition Adjustments	As report under IFRS 16
Right of use Assets	$	Nil	$407,776	$407,776
Lease Obligation	$	Nil	$407,776	$407,776

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

4.	TRADE AND OTHER RECEIVABLES

	December 31, 2019	December 31, 2018
Trade receivables	$1,510,915	$479,156
Taxes receivable	144,150	315,047
Other receivables	288,763	131,152
Total	$1,943,828	$925,355

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer.

SMI incurs a financing charge of 3.1% – 3.5% on advances received and is subject to certain covenants.

The 80-85% received upfront remains a liability from SMI to the funding entity until final settlement, however all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, trade receivables are presented net of the liability for amounts advanced. As at December 31, 2019 the total offset for amounts extended by the funding entity was $2,455,000 (December 31, 2018 - $1,178,841).

5.	INVENTORY

	December 31, 2019	December 31, 2018
Finished products	$3,584,263	$4,124,977
Accessories and spare parts	816,360	856,490
Total	$4,400,623	$4,981,467

6.	RIGHT OF USE ASSETS

	Office	Vehicle	Total
Balance Jan 1, 2019	-	-	-
Addition in the year	100,134	307,642	407,776
Translation adjustment	-	(4,000)	(4,000)
Amortization in the year	(57,908)	(79,038)	(136,946)
Balance December 31, 2019	42,226	224,604	266,830

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

7.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Total

Cost:
Balance at December 31, 2017	6,770,255	148,592	1,681,959	8,600,806
Additions	2,070,265	-	-	2,070,265
Translation adjustment	644,442	-	-	644,442
Balance at December 31, 2018	9,484,962	148,592	1,681,959	11,315,513
Additions	2,757,875	-	-	2,757,875
Translation adjustment	(423,432)	-	-	(423,432)
Balance at December 31, 2019	11,819,405	148,592	1,681,959	13,649,956

Accumulated Amortization:
Balance at December 31, 2017	980,000	42,876	-	1,022,876
Additions	249,000	26,745	420,490	696,235
Impairment	1,954,000	-	-	1,954,000
Translation adjustment	153,380	-	-	153,380
Balance at December 31, 2018	3,336,380	69,621	420,490	3,826,491
Additions	950,383	27,320	420,492	1,398,195
Impairment	-	-	147,977	147,977
Translation adjustment	(146,001)	-	-	(146,001)
Balance at December 31, 2019	4,140,762	96,941	988,959	5,226,662

Net Book Value:
Balance at December 31, 2018	$6,148,582	$78,971	$1,261,469	$7,489,023
Balance at December 31, 2019	$7,678,643	$51,651	$693,000	$8,423,294

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38.

On an annual basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party valuator to determine the recoverable amount of the development costs. The recoverable amount was equal or in excess to the carrying amount and therefore no impairment was taken on development costs in 2019 (2018 - $1,954,000 impairment on legacy 3G products due to obsolescence, the majority of sales moving forwards would be 4G technology).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

7.	INTANGIBLE ASSETS (cont’d)

Development Costs (cont’d)

As part of the valuation process, the Company reduced the estimated useful life of certain products. This was considered to be a change in estimate and applied prospectively. As follows:

Intangible Asset	Useful Economic Life 2018	Useful Economic Life 2019	Amortization Method
4G Devices	7 years	5 - 6 years	Straight line
3G Devices	11 years	5 years	Straight line

During the year ended December 31, 2019 the Company incurred $1,005,000 (2018 - $Nil) product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss. The product development costs recorded were for the following products: UR-7 $285,000, CP-100 $101,000 and UR-5 $619,000.

Uniden License

During 2016, the Company acquired a license agreement with Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term.  The agreement includes renewal options up to December 31, 2022 and is subject to certain minimum royalties.  The license agreement is amortized on a straight-line basis over its five year term. Based on the valuation report, the Company has determined that there is no impairment in the year.

E-Wave License

On an annual basis, the Company assesses its E-Wave License for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount. Indicators of impairment relating to the E-Wave License included a decline in demand for the products in the exclusive license agreement.

The Company engaged a third-party valuator to determine the recoverable amount of the E-Wave License, which was completed using value in use (“VIU”).

Value in use is an estimate that involves (a) estimating the future cash inflows and the outflows to be derived from continuing use of the asset and from its ultimate disposal and (b) applying the appropriate pre-tax discount rate to those future cash flows after considering and reflecting elements outlined in IAS 36.30.

The key assumptions used in the calculation of the recoverable amount include forecasting the next twelve months:

i)	Revenues; and
ii)	Normalized Operating Expenses;

VIU is determined with reference to risk adjusted cash flows and a discount rate of 35% based on individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

The result is that the carrying amount of intangible assets relating to the E-Wave License exceeded their recoverable amount and as a result the Company recorded an impairment charge in the amount of $147,977.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

8.	LEASE OBLIGATIONS

Lease Obligations	Total
Balance Jan 1, 2019	-
Addition in the year	407,776
interest expense	14,827
Translation adjustment	(4,000)
lease payments	(165,584)
Balance December 31, 2019	253,019

Lease obligations Maturity Schedule:
2020	151,437
2021	82,282
2022	19,300
Total lease obligations	253,019

During the year ended December 31, 2019 the Company did not incur any expense related to short-term or low value leases exempt for IFRS 16 requirements.

9.	FUTURE PURCHASE CONSIDERATION

	December 31, 2019	December 31, 2018
Balance, beginning of the period	$430,000	$1,085,781
E-wave future purchase consideration paid	-	(804,929)
Signifi future purchase consideration paid	(460,000)	(370,000)
Accretion and change in value of future purchase consideration	30,000	519,148
Balance, end of the period	$-	$430,000

Classification:
Short-term (payable within one year)	$-	$430,000

Future Purchase Consideration Signifi

On June 7, 2016, the Company acquired all of the issued and outstanding shares of Signifi Mobile Inc. In connection with the acquisition of Signifi, the Company agreed to pay, on each of the three anniversaries of the transaction at the option of the vendors

a)	1,000,000 In common shares; or
b)	$150,000 in cash
c)	$75,000 in cash and 500,000 common shares.

On June 7, 2019 the Company issued 1,000,000 common shares at a value of $460,000. The estimated future purchase consideration was estimated at that date at $430,000, resulting in a change in value of the future purchase consideration on the income statement in the amount of $30,000 loss. As at December 31, 2019 the Company has completed its obligations.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

10.	LONG TERM DEBT

On June 28, 2018 Signifi borrowed $250,000 from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. This loan bears interest at the bank’s base rate + 3.2%. The loan must be fully repaid by July 23, 2022. The loan is secured by the assets of Signifi and a guarantee by the Company and its Canadian subsidiaries.

	December 31, 2019	December 31, 2018
Balance, Beginning of Year	$230,000	$-
Loan proceeds from the BDC	-	250,000
Capital repayments in the year	(34,000)	(20,000)
	$196,000	$230,000
Less: current portion of long term debt	(58,000)	(34,000)
Long Term Debt, End of Year	$138,000	$196,000

11.	CONVERTIBLE DEBENTURES

	December 31, 2019	December 31, 2018
Balance, Beginning of Year	$3,904,831	$3,553,901
Interest and accretion expense	920,487	833,930
Interest paid or accrued	(483,000)	(483,000)
Rollover to the 12% convertible debenture	(2,978,263)	-
Issuance of the 12% convertible debenture	5,272,252	-
	$6,636,307	$3,904,831
Due within one year	(1,364,055)	-
Balance, End of Year	$5,272,252	$3,904,831

(a)	On December 28, 2017 the Company issued 46,000 unsecured convertible debentures at a price of $1,000 per unit, convertible into 1,667 common shares of the Company at $0.60 (the “Conversion Price”) per common share.

Each Convertible Debenture unit bears an interest rate of 10.5% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. During the year ended December 31, 2019 the Company paid or accrued $483,000 (year ended December 31, 2018-$483,000) in interest related to the convertible debentures, included within finance expense in profit and loss.

On December 22, 2019, a portion of the 10.5% debentureholders rolled over the net present value of their holdings totaling $2,978,263 with a maturity value of $3,155,000 into $3,319,000 of face value 12% convertibles debentures as more fully described below.

The exchange of debt instruments between the debenture holders and the Company satisfied the criteria under IFRS 9 as a substantial modification, and therefore was treated as an extinguishment of the previous debt and a recognition of a new financial liability. In connection, a loss of $176,737 was recorded within finance expense (income) in profit or loss, as the difference between the carrying amount of the financial liability extinguished and the consideration paid, which is comprised of the newly issued debentures.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

11.	CONVERTIBLE DEBENTURES (cont’d)

The remaining portion of the 10.5% Convertible Debentures will mature on June 28, 2020 (the “Maturity Date”) and are convertible into common shares at the Conversion Price, at the option of the holder, at any time prior to the close of business on the earlier of: (i) the last business day immediately preceding the Maturity Date, and (ii) the date fixed for redemption in the event of a change of control. The face value of the 10.5% convertible debenture maturing on June 28, 2020 is $1,445,000.

(b)	On December 23, 2019 the Company issued 7,866,000 unsecured convertible debentures at a price of $1.00 per unit, convertible into 2.222 common shares of the Company at $0.45 (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019 is $5,272,252. The amount allocated to contributed surplus is $578,903 and the balance of $2,014,845 is the transaction costs incurred.

Each Convertible Debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture.

The Convertible Debentures will mature on December 23, 2021 (the “Maturity Date”) and are convertible into common shares at the Conversion Price, at the option of the holder, at any time prior to the close of business on the earlier of: (i) the last business day immediately preceding the Maturity Date, and (ii) the date fixed for redemption in the event of a change of control.

The Company has the right to repay the convertible debenture at 101% of face value anytime after December 23, 2020.

12.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

As at December 31, 3019, the Company had 125,247,819 common shares issued and outstanding.

(b)	Common share transactions

Transactions for the year ended December 31, 2019 are as follows:

i)	Issued 821,896 common shares in connection with exercised of agents’ options for proceeds of $328,757.

ii)	Issued 11,725,490 common shares in connection with exercise of warrants for proceeds of $5,862,745.

iii)	Issued 1,000,000 common shares in connection with purchase consideration for Signifi (Note 9) with the value of the shares as $460,000.

iv)	On August 29, 2019 the Company completed a non-brokered private placement of 7,500,000 units at a price of $0.40 per unit for gross proceeds of $3,000,000. Each unit consisted of one common share and one half share purchase warrant. Each warrant is exercisable at a price of $0.60 for a period of two years. In conjunction with the placement, the Company incurred share issuance costs of $243,379.

v)	On December 23, 2019, the Company issued 481,928 common shares as compensation to the agents’ in connection to the issuance of the convertible debentures (Note 11)

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

Transactions for the year ended December 31, 2018 are as follows:

vi)	Issued 396,242 common shares in connection with exercised of agents’ options for proceeds of $143,564.

vii)	Issued 1,000,000 common shares in connection with purchase consideration for Signifi (Note 9) with the value of the shares as $370,000.

viii)	Issued 2,648,948 common shares in connection with exercise of warrants for proceeds of $1,324,464.

ix)	Issued 1,300,000 common shares in connection with the exercise of options for proceeds of $410,000.

x)	Closed a private placement of 4,623,800 units at a price of $0.45 per unit for gross proceeds of $2,080,710. Each unit consisted of one common share and one share purchase warrant. Each warrant is exercisable at a price of $0.60 for a period of three years. In conjunction with the placement, the Company incurred finders’ fees and other cash share issuance costs of $375,423 and issued 227,976 agents’ options exercisable at a price of $0.60 per common share for a period of three years.

(c)	Stock options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with TSX-V policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2017	8,580,000	0.42
Granted	2,210,000	0.50
Exercised	(1,300,000)	0.32
Outstanding options, December 31, 2018	9,490,000	$0.44
Granted	2,560,000	0.54
Expired	(75,000)	0.60
Outstanding options, December 31, 2019	11,975,000	$0.47

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

12.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

At December 31, 2019 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
July 24, 2015	400,000	400,000	$0.30	July 23, 2020	0.56
July 24, 2015	150,000	150,000	0.60	July 23, 2020	0.56
July 28, 2015	250,000	250,000	0.30	July 28, 2020	0.58
August 10, 2015	425,000	425,000	0.30	August 7, 2020	0.60
September 30, 2015	2,700,000	2,700,000	0.30	July 23, 2020	0.56
January 1, 2017	320,000	320,000	0.36	January 1, 2022	2.01
January 11, 2017	360,000	360,000	0.36	January 11, 2022	2.03
April 4, 2017	1,000,000	1,000,000	0.45	April 4, 2022	2.27
July 24, 2017	1,600,000	1,600,000	0.69	July 24, 2022	2.56
December 24, 2018	2,210,000	1,283,335	0.50	December 24, 2023	3.98
January 15, 2019	320,000	106,668	0.50	January 15, 2024	4.04
March 21, 2019	1,790,000	1,147,333	0.55	March 21, 2024	4.22
December 1, 2019	450,000	37,500	0.50	December 1, 2023	3.92
Total	11,975,000	9,779,836	$0.47		2.10

During the year ended December 31, 2019, the Company recorded share-based payments expense of $1,490,313 (year ended December 31, 2018- $1,102,313) in relation to options vesting.

The following weighted average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2019	2018
Stock price	$0.50	$0.43
Risk-free interest rate	1.5%	1.9%
Expected life	4.8	5
Annualized volatility	143%	148%
Dividend rate	0.00%	0.00%

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

12.	SHARE CAPITAL (cont’d)

(d)	Agents’ options

A summary of the Company’s agents’ options activity is as follows:

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2017	1,390,950	0.39
Granted	227,976	0.60
Exercised	(396,242)	0.36
Expired	(55,443)	0.35
Outstanding agent options, December 31, 2018	1,167,241	$0.45
Granted	728,615	0.42
Exercised	(821,896)	0.40
Expired	(117,369)	0.48
Outstanding agent options, December 31, 2019	956,591	$0.46

At December 31, 2019 agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
December 24, 2018	227,976	227,976	0.60	December 24, 2021	1.98
December 23, 2019	728,615	728,615	0.42	December 23, 2021	1.98
Total	956,591	956,591	$0.46		1.98

(e)	Share purchase warrants

A summary of the Company’s warrant activity is as follows:

	Number of warrants	Weighted average exercise price

Outstanding, December 31, 2017	25,078,307	0.54
Granted	4,623,800	0.60
Exercised	(2,648,928)	0.50
Expired	(5,350,430)	0.50
Outstanding, December 31, 2018	21,702,749	$0.56
Granted	11,616,000	0.50
Exercised	(11,725,490)	0.50
Expired	(5,353,459)	(0.67)
Outstanding, December 31, 2019	16,239,800	$0.53

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

12.	SHARE CAPITAL (cont’d)

(e)	Share purchase warrants (cont’d)

At December 31, 2019, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
December 24, 2018	4,623,800	$0.60	December 24, 2021
August 29, 2019	3,750,000	$0.60	August 29, 2021
December 23, 2019	7,866,000	$0.45	December 23, 2022

13.	COST OF SALES

(in thousands)	Dec 31, 2019	Dec 31, 2018
Materials and merchandise	$7,282	$11,199
Royalties	427	338
Other expenses	1,082	1,444
Change in inventory	941	(820)
Total	$9,732	$12,161

14.	SELLING AND MARKETING EXPENSES

(in thousands)	Dec 31, 2019	Dec 31, 2018
Salaries and related expenses	$2,063	$1,519
Advertising and marketing	2,256	3,545
Travel and conferences	404	385
Total	$4,723	$5,449

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

15.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	Dec 31, 2019	Dec 31, 2018
Salaries and related expenses	$540	$306
Professional services	269	397
Consulting and director fees	1,278	828
Management fees	170	570
Travel	106	94
Office and general	353	384
Regulatory and filing fees	62	25
Shareholder relations	304	325
Total	$3,082	$2,929

16.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	December 31, 2019	December 31, 2018

Net loss before taxes	$10,160,351	$11,527,981

Expected income tax (recovery)	(2,743,000)	(3,113,000)
Impact of difference in statutory tax rates on earnings of subsidiaries	89,000	96,000
Impact of future income tax rates applied versus current statutory rate and changes in future tax rate from prior year	-	56,000
Permanent differences	410,000	(117,000)
Unrecognized (recognized) benefit of operating loss carry-forwards	2,156,000	2,580,000
Impact of convertible debenture	142,000	-
Share issue costs and transaction costs	(66,000)	(94,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	12,000	592,000
Total income tax expense (recovery)	$-	$-

Current income tax	$-	$-
Deferred tax recovery	$-	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

16.	INCOME TAXES (cont’d)

The significant components of the Company’s deductible temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2019	Expiry Date Range	2018	Expiry Date Range
Temporary Differences
Property, plant, and equipment and intangibles	2,002,000	No expiry date	250,000	No expiry date
Share issue costs and transaction costs for convertible note	1,787,000	No expiry date	1,525,000	No expiry date
Allowable capital losses	50,000	No expiry date	254,000	No expiry date
Non-capital losses available for future period	26,895,000	See below	19,940,000	See below

The Company has approximately $26,895,000 (2018 - $19,940,000) of operating tax loss carry-forwards. Of these, $13.7 million arise from Israel (2018 - $10.6 million) which do not expire, and the remaining balance arise from Canada which expire through to 2039.

17.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at December 31, 2019, the Company is only subject to externally imposed capital requirements arising from the quarterly payments of interest on the debenture as described in Note 9, and the monthly principal and interest payments from the BDC loan described in Note 10. SMI is also subject to a debt covenant in relation to the factoring agreement described in Note 4. At no time during the year was the Company in breach of the covenant.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

18.	FINANCIAL INSTRUMENTS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

Financial instruments measured at fair value are classified into three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

The fair values of the Company’s cash, trade and other receivables, due to/from related party, accounts payable and accrued liabilities, long term debt, and convertible debentures approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2019 and December 31, 2018:

	Level 1	Level 2	Level 3

December 31, 2019:
Future purchase consideration	$-	$-	-

December 31, 2018:
Future purchase consideration	$430,000	$-	-

The balance of future purchase consideration above is the current portion, plus the present value of the non-current portion presented on the consolidated statements of financial position.

The input used in Level 1 for the year ended December 31, 2018 is either the cash the Company is obligated to pay as an anniversary payment or the Company’s share price quoted on active markets, or a combination thereof, depending on which payment form is considered most probable to be chosen by the vendor (Note 9). The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 15% of the Company’s revenue for the year ended December 31, 2019 (2018 -29%) is attributable to sales transactions with a single customer.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

18.	FINANCIAL INSTRUMENTS (cont’d)

Credit risk (cont’d)

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represent the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Customers that fail to meet the Company’s benchmark creditworthiness may transact with the Company only on a prepayment basis.

More than 80% of the Company’s customers have been active with the Company for over four years, and no impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company, and future sales are made on a prepayment basis.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2019	December 31, 2018
Israel	$754	$626
Europe	39	25
North America	1,151	274
Total	$1,944	$925

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

18.	FINANCIAL INSTRUMENTS (cont’d)

Liquidity risk (cont’d)

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 4).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of Siyata Israel is the US dollar (“USD”). Revenues are predominantly incurred in the US dollar with expenses in the Israeli New Sheqel (“NIS”). As at December 31, 2019 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in CAD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:

Current assets
Cash	175	1,273	2,017	3,465
Trade and other receivables	1,019	889	36	1,944
Due from director	260	-	-	260
Current liabilities
Bank loan	-	(42)	-	(42)
Accounts payable and accrued liabilities	(448)	(1,393)	(725)	(2,566)
Due to related party	-	(100)		(100)
Convertible debentures			(6,636)	(6,636)
Long term debt	-	-	(196)	(196)
Total	1,006	627	(5,504)	(3,871)

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

18.	FINANCIAL INSTRUMENTS (cont’d)

Market risk (cont’d)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is limited to the BDC loan, and is therefore currently immaterial as the rest of the Company’s debt bears interest at fixed rates.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

19.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	2019	2018

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,232,208	$943,568
Share-based payments	871,634	280,003
Total	$2,103,842	$1,223,571

Other related party transactions are as follows:

		(in thousands)
Type of Service	Nature of Relationship	2019	2018
Sales	Accel Solutions (common directors)	$361	$233
Selling and marketing expenses	VP Technology	278	136
General and administrative expense	Accel Telecom (common directors)	170	132
General and administrative expense	Companies controlled by the CEO, and Directors	953	838

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

19.	RELATED PARTY TRANSACTIONS (cont’d)

Loan to Director

On April 1, 2019 the Company loaned to a Director $200,000 USD. This loan is for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020 the interest rate on the loan has been increased to 12% per annum. There are no capital repayment requirements until the end of the term when a balloon payment of the principal balance is required.

Balances and transactions with Accel Telecom Ltd.

Until December 31, 2018, the Company had a management agreement with a related company, Accel Telecom Ltd. (“Accel”). As part of the agreement, the Company paid Accel $US 25,000 per month for management services (including services related to finance, general operations, insurance, administration, and other). From October 1, 2018 the monthly fee was reduced to $US 11,000 per month. In 2019 the management fee was $170,000 Canadian.

Included in due to related party as at December 31, 2019 is a balance payable to Accel of $100,079 (December 31, 2018 - balance payable to Accel of $198,362). The balance is non-interest bearing.

20.	SEGMENTED INFORMATION

The Company is domiciled in Canada and it operates and produces its income primarily in Israel, Europe and North America.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers and is as follows:

External Revenues (in thousands)	December 31, 2019	December 31, 2018
EMEA	$8,134	$10,575
USA	3,104	1,375
Canada	1,635	2,219
Australia and New Zealand	147	52
Total	$13,020	$14,221

21.	MAJOR CUSTOMERS

Revenues from four customers of the Company for the year ended December 31, 2019 represent approximately $6,380,000 or 49% of the Company’s total revenues (year ended December 31, 2018 is four customers representing $10,493,000 or 74% of total revenues).

22.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2019, the Company paid $483,000 (2018 - $494,307) in interest and $Nil (2018 - $Nil) in income taxes.

During the year ended December 31, 2019 the Company incurred the following non-cash investing or financing activities:

a)	Reclassified $130,128 from reserves to share capital as the fair value of agents’ options exercised during the period.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

22.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS (cont’d)

b)	Reclassified $15,600 from reserves to share capital as the fair value of agents’ options that expired in the period.

c)	Recognized $437,487 of accretion of the convertible debentures and classified $58,000 of long-term debt as current.

During the year ended December 31, 2018, the Company incurred the following non-cash investing or financing activities:

a)	Issued 1,000,000 common shares as purchase consideration for Signifi with a value of $370,000.

b)	Reclassified $75,747 from reserves to share capital as the fair value of agents’ options exercised during the year.

c)	Reclassified $272,442 from reserves to share capital as the fair value of stock options exercised during the year.

d)	Reclassified $130,852 of long term debt to current, and classified $34,000 of long term debt as current.

23.	SUBSEQUENT EVENTS

(a)	In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

The Company is taking measures in order to mitigate such adverse effects, by reducing its expenses, specifically temporary salary reductions to management and directors in addition to permanent lay-offs across the company.

(b)	The Company received a demand line of credit from the TD Bank to a maximum of $1,500,000 CAD.

This line of credit is secured by certain assets, including accounts receivables and inventory of our subsidiary, Signifi Mobile Inc. The lien on those assets is for a total of $4,000,000 CAD. The BDC gave a cessation of rank on their loan in priority to the TD Bank.

(c)	The Company entered into a non-brokered private placement financing agreement on June 23, 2020 for 1,580 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of CDN$1,000 per Convertible Debenture for aggregate gross proceeds of CAD$1,580,000 which includes $250,000 that was rolled over from the convertible debenture that came due on June 28, 2020 for net proceeds of $1,330,000 which was received from Accel Telecom Inc., a reporting insider. Each Convertible Debenture is convertible, at the option of the holder, into 3,333 common shares in the capital of the Company at a price of CDN$0.30 per Common Share, subject to adjustment in certain events and are redeemable at 101% of the face value at any time after the closing date. The convertible debenture holders’ received one (1) non-transferrable common share purchase warrant (each, a "Warrant") for each CDN$1.00 principal amount of the Convertible Debentures purchased. Each Warrant will entitle the holder to acquire one Common Share (each, a "Warrant Share") at an exercise price of CDN$0.30 per Warrant Share for a period of twelve (12) months after the date of issue.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

As at and for the years ended December 31, 2019 and 2018

23.	SUBSEQUENT EVENTS (cont’d)

(d)	The Company completed a two part non-brokered private placement totalling 21,500,000 units at a price of $0.10 per unit for gross proceeds of $2,150,000. Each unit consisted of one common share and one half share purchase warrant. Each warrant is exercisable at a price of $0.18 for a period of two years.

(e)	Stock options totalling 3,500,000 with an average exercise price of $0.31 expired.

(f)	Subsequent to the year end, The Company issued 166,666 common shares as a result of a subscriber converting of 370 convertible debentures at $1,000 per debenture at a price of $0.45 per share;

(g)	Subsequent to the year end, the Company issued 390,000 stock options exercisable at $0.50 that expires on December 31, 2023;

(h)	Subsequent to the year end, the Company issued 246,816 agent’s options exercisable at $0.18 with an expiry date of two years from the date of issuance.

24.	RESTATEMENT

Subsequent to the issuance of the financial statements on June 11, 2020, the Company re-assessed its presentation of the impairment of intangible assets on the Consolidated Statements of Loss and Comprehensive Loss and determined that it should be presented as part of operating income (loss) instead of an item within other expenses, in accordance with IAS 1. This correction was made by reclassifying impairment losses of $147,977 and $1,954,000 into operating income (loss) instead of other expenses for the years ended December 31, 2019 and 2018 respectively. There was no impact on net loss for the year as a result of this restatement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 124 of the CBCA authorizes companies to indemnify past and present directors, officers and certain other individuals for the liabilities incurred in connection with their services as such (including costs, expenses and settlement payments) unless such individual did not act honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, if such individual did not have reasonable grounds for believing his or her conduct was lawful. In the case of a suit by or on behalf of the corporation, a court must approve the indemnification.

Upon completion of this offering, our articles will provide that we shall indemnify directors and officers to the extent required or permitted by law.

Prior to the completion of this offering, we intend to enter into agreements with our directors and certain officers (each an “Indemnitee” under such agreements) to indemnify the Indemnitee, to the fullest extent permitted by law and subject to certain limitations, against all liabilities, costs, charges and expenses reasonably incurred by an Indemnitee in an action or proceeding to which the Indemnitee was made a party by reason of the Indemnitee being an officer or director of (i) our company or (ii) an organization of which our company is a shareholder or creditor if the Indemnitee serves such organization at our request.

We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

Item 7. Recent sales of unregistered securities.

Since January 1, 2017, we have issued the following unregistered securities:

a. Stock Options, Restricted Stock and Restricted Stock Units Since January 1, 2017, the Company has granted to its employees and others options to purchase an aggregate of _________ common shares under its equity compensation plans at a weighted average exercise price of $       per share, with a range of to      .

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1+	Form of Underwriting Agreement

3.1*	Articles of Association of the Company

4.1+	Form of the Representative’s Warrant (Included in Exhibit 1.1)

4.2*	Form of Convertible Debenture Indenture

4.3*	Form of Warrant Certificate

4.4*	Unsecured Convertible Debenture, dated June 22, 2020, by and between the Company and Accel Telecom Ltd.

4.5+	Form of Warrant for the Purchase of Shares of Common Shares

4.6+	Form of Warrant Agency Agreement

4.7+	Form of Representative’s Warrant (Included in Exhibit 1.1)

5.1+	Opinion of Cassels Brock & Blackwell LLP

10.1*	Consulting Agreement, dated July 1, 2018, by and between the Company, BSD, Ltd. and Marc Seelenfreund

10.2*	License Agreement, dated December 1, 2012, by and between Uniden America Corporation, Inc. & affiliates and Signifi Mobile.

10.3*	Parent License Agreement, dated November 30, 2017, by and between Wilson Electronics, LLC and Signifi Mobile Inc.

10.4*	2016 Siyata Mobile Inc. Stock Option Plan

10.5*	Demand Operating Facility Agreement, dated March 3, 2020, by and between The Toronto-Dominion Bank and Signifi Mobile Inc./Mobile Signifi Inc.

10.6*	Amended and Restated Employment Agreement, dated July 1, 2018, by and between the Company and Gerald Bernstein

10.7*	Consulting Agreement, dated November 26, 2018, by and between the Company, Glenn Kennedy Sales Agency and Glenn Kennedy

10.8*	LTE Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation

10.9*	AAC Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation

10.10*	Loan Agreement, dated April 1, 2019, by and between the Company and BSD Capital, LTD.

10.11*	Assignment and Amending Agreement, dated January 1, 2020, by and between the Company, BSD Capital, LTD. and Basad Partners LTD.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Davidson & Company LLP

23.2+	Consent of Cassels Brock & Blackwell LLP (included in Exhibit 5.1)

24*	Power of Attorney (included on the signature page of this registration statement)

101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB+	XBRL Taxonomy Extension Label Linkbase Document

101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

+	To be filed upon amendment.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is relying on Rule 430B, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement

(6) For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Siyata Mobile Inc.

Signature	Title	Date

/s/ Marc Seelenfreund	Chief Executive Officer and Director	August 10, 2020
Name: Marc Seelenfreund	(Principal Executive Officer)

/s/ Gerald Bernstein	Chief Financial Officer	August 10, 2020
Name: Gerald Bernstein	(Principal Accounting and Financial Officer)

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marc Seelenfreund as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Steven Ospalak
	Steven Ospalak	Chairman	August 10, 2020

By:	/s/ Michael Kron
	Michael Kron	Director	August 10, 2020

By:	/s/ Brian Budd
	Brian Budd	Director	August 10, 2020

By:	/s/ Richard Hoy
	Richard Hoy	Director	August 10, 2020

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of Siyata Mobile Inc., has signed this registration statement on August  , 2020.

Siyata Mobile Inc.

/s/ Lucosky Brookman LLP

______________ Units

Each Unit Consisting of

One Share of Common Stock and

One Warrant to Purchase Share of Common Shares

PROSPECTUS

  Sole Book-Running Manager

Maxim Group LLC

______, 2020

Through and including ______, 2020 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.